Filed pursuant to Rule 424(b)(3)
File No. 333-277900
Prospectus Supplement No. 4
to Prospectus Dated May 23, 2024

GE Vernova Inc.

This prospectus supplement supplements information contained in the prospectus dated May 23, 2024 (the “Prospectus”), relating to the offering of shares of common stock of GE Vernova Inc. (the “Company,” “we” or “our”) that may be issued under the GE Vernova Retirement Savings Plan and plan interests to be offered and sold under the GE Vernova Retirement Savings Plan. The Company will not receive any proceeds from the issuance of shares of common stock of the Company or plan interests in connection with any such issuance under the GE Vernova Retirement Savings Plan.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement incorporates into the Prospectus certain information contained in our definitive proxy statement on Schedule 14A for our 2025 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2025. Such information is attached to this prospectus supplement.

The securities offered hereby involve risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 27 of the Prospectus and “Notice of Your Rights Concerning Employer Securities” on page 223 of the Prospectus, as the same may be updated in prospectus supplements.

The interests in the GE Vernova Retirement Savings Plan and the offering of shares of GE Vernova common stock have not been approved or disapproved by the Board of Governors of the Federal Reserve System, the Securities and Exchange Commission or any other federal or state agency. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is March 28, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No. )
  ___________________________________
Filed by the Registrant   ☒
Filed by a Party other than the Registrant   ☐
Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12
GE Vernova Inc.
_________________________________________________________________________________________________
(Name of Registrant as Specified In Its Charter)
_________________________________________________________________________________________________
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

DIRECTOR NOMINATIONS
Based on the recommendation of the Nominating and Governance Committee, the Board proposes a slate of nominees to the stockholders for election to the Board. Stockholders may recommend nominees for consideration by the Nominating and Governance Committee by submitting the names and supporting information concerning the potential candidate’s qualifications to: Corporate Secretary, GE Vernova, 58 Charles Street, Cambridge, MA 02141. The size of the Board consists of such number of directors as shall be determined from time to time solely by resolution of the Board. Prior to the 2029 annual meeting, any director elected to fill a newly created directorship between annual meetings, which results from an increase in the number of directors, will hold office for a term that coincides with the remaining term of the class of directors to which he/she is elected, and any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his/her predecessor. Starting after the 2029 annual meeting, the Board may elect directors to serve until the next annual meeting of stockholders. In addition to considering candidates recommended by stockholders, the Nominating and Governance Committee considers potential candidates recommended by current directors, Company officers, employees and others, including by retention of an executive recruiting firm. The committee considers all potential candidates in the same manner regardless of the source of the recommendation.

DIRECTOR BIOGRAPHIES
Class I Director Nominees

Steve Angel | 69 Chairman, Linde plc Director Since: April 2024 Committees: Nominating and Governance Independent, Non-Executive Chair
Skills
Safety	Executive Experience
Manufacturing & Operations	Sustainability

Qualifications
Mr. Angel has extensive executive, management and operations experience in the energy industry, including having served as chief executive officer of a leading global industrial gases and engineering company. Mr. Angel also has significant public company board experience.

Experience
Chief Executive Officer, Linde plc (Nasdaq: LIN), a leading global industrial gases and engineering company (2018 – March 2022)
Chairman, President, and Chief Executive Officer, Praxair, Inc. (2007 – October 2018)
President and Chief Operating Officer, Praxair, Inc. (2006 – 2007)
Executive Vice President, Praxair, Inc. (2001 – 2006)
Variety of management positions, GE (1979 – 2001)

Current Public Company Boards
GE Vernova GE, operating as GE Aerospace Linde plc (Chair)

Past Public Company Boards
Praxair, Inc. (Chair) PPG Industries, Inc.

Other Positions
Director, Stoke Space Technologies Member of the Business Council

Education
Bachelor’s degree in civil engineering from North Carolina State University M.B.A. from Loyola College

Arnold W. Donald | 70
Former President and Chief Executive Officer, Carnival Corporation Carnival & plc
Director Since: April 2024
Committees:
Compensation and Human Capital (Chair)
Nominating and Governance
Independent

Skills
Human Capital	Executive Experience
Manufacturing & Operations	Finance & Accounting

Qualifications

Mr. Donald has more than three decades of strategic planning, global operations, and risk management experience in regulated, consumer, retail, and distribution businesses, including through his service as President and Chief Executive Officer of one of the world’s largest leisure travel companies with operations worldwide and his extensive experience as a public company director.

Experience

President and Chief Executive Officer, Carnival Corporation (NYSE: CCL) and Carnival plc, an American and British cruise operator (July 2013 – August 2022)
Chief Executive Officer, Merisant Company, a privately held global manufacturer of tabletop sweeteners (2000 – 2003)
Chairman, Merisant (2000 – 2005)
Various senior leadership positions including Co-President of Agricultural Group and President of Nutrition and Consumer Sector, Monsanto (1977 – 2000)

Current Public Company Boards
GE Vernova Bank of America Corporation MP Materials Corp Salesforce, Inc.

Past Public Company Boards
Carnival Corporation & Carnival plc Crown Holdings, Inc. Laclede Group Inc.

Other Positions
Director, Foster Farms

Education
Bachelor’s degree in economics from Carleton College Bachelor’s degree in mechanical engineering from Washington University in St. Louis M.B.A. from the University of Chicago Booth School of Business

Class I Director Nominees (Cont.)
Jesus Malave | 56 Chief Financial Officer, Lockheed Martin Corporation Director Since: April 2024 Committees: Audit Compensation and Human Capital Independent
Skills
Risk Management	Executive Experience
Manufacturing & Operations	Finance & Accounting

Qualifications
Mr. Malave has served in senior financial leadership roles for much of his career in large, publicly-traded defense, manufacturing and industrial companies. Those roles have also included significant responsibilities and experience relating to operations and risk management.

Experience
Chief Financial Officer, Lockheed Martin Corporation, an American defense and aerospace manufacturer (Lockheed Martin) (NYSE: LMT) (since January 2022)
Senior Vice President and Chief Financial Officer, L3Harris Technologies, Inc., an American technology company, defense contractor, and information technology services provider (L3Harris) (NYSE: LHX) (June 2019 - January 2022)
Vice President and Chief Financial Officer, UTC’s Carrier Corporation, RTX Corporation (formerly United Technologies Corporation (UTC)) (NYSE: RTX) (April 2018 - June 2019)
Chief Financial Officer, Aerospace Systems, UTC (January 2015 - April 2018)

Current Public Company Boards
GE Vernova

Past Public Company Boards
None

Education
Bachelor’s degree in mathematics from the University of Connecticut Master’s degree in accounting from University of Hartford J.D. degree from University of Connecticut School of Law

Class II Directors
Matthew Harris | 64 Founding Partner, Global Infrastructure Partners Director Since: April 2024 Committees: Audit Safety and Sustainability Independent
Skills
Energy	Technology & Innovation
Executive Experience	Finance & Accounting

Qualifications

Mr. Harris has spent his career working in the infrastructure and energy investment industry, including having been a founder of Global Infrastructure Partners, an infrastructure investment firm, where he was involved in that firm’s investment, management, and strategic activities. Those roles included global energy transition and decarbonization investment and capital formation strategy and energy industry investment activities.

Experience

Founding Partner, Global Infrastructure Partners (GIP), an infrastructure investment firm (since 2006)
Co-Head of the Global Energy Group and Head of the EMEA Emerging Markets Group, Credit Suisse First Boston (1994-2005)
Senior member of the Mergers and Acquisitions Group, Kidder Peabody & Co. Incorporated (1984-1994)

Current Public Company Boards
GE Vernova

Past Public Company Boards
EnLink Midstream LLC Hess Midstream Partners

Other Positions

Chairman of the Advisory Board, Columbia University Center for Global Energy Policy
Member, Columbia University Climate School Advisory Board
Member, UCLA College of Social Sciences Dean’s Advisory Board
Director, Pioneer Works
Director, World Wildlife Fund

Education
Bachelor’s degree in political science from University of California at Los Angeles

Class II Directors (Cont.)

Martina Hund-Mejean | 64 Former Chief Financial Officer, MasterCard Inc. Director Since: May 2024 Committees: Audit (Chair) Compensation and Human Capital Independent
Skills
Finance & Accounting	Executive Experience
Risk Management	Technology & Innovation

Qualifications
Ms. Hund-Mejean has served in senior financial leadership roles for much of her career in large, publicly-traded companies. Those roles also included significant responsibilities for strategy, M&A, business integration, operations, technology, and risk management. She also has extensive experience in leadership roles on public company boards of large financial, consumer and energy companies.

Experience
Chief Financial Officer, MasterCard Inc., a technology company in the global payments industry (2007 – 2019)
Senior Vice President and Treasurer, Tyco International Ltd. (2002 – 2007)
Senior Vice President and Treasurer, Lucent Technologies Inc. (2000 – 2002)
Held multiple finance positions of increasing responsibility, General Motors Company (1988-2000)

Current Public Company Boards
GE Vernova Prudential Financial, Inc. Colgate-Palmolive Company

Past Public Company Boards
Shell PLC

Other Positions
Current Board trustee and Former Chair, Darden School Foundation Board of Trustees at the University of Virginia
Member, Council of Foreign Relations & American Council on Germany
Chair Mastercard Impact Fund

Education
Master’s degree in economics from University of Freiburg, Germany M.B.A. from the Darden School at The University of Virginia

Paula Rosput Reynolds | 68 President and Chief Executive Officer, PreferWest, LLC Director Since: April 2024 Committees: Audit Safety and Sustainability (Chair) Independent
Skills
Sustainability	Executive Experience
Energy	Safety

Qualifications

Ms. Reynolds started her career at Pacific Gas & Electric Corp in 1979 and spent over 35 years in the energy industry.
We believe Ms. Reynolds is well-qualified to serve on our Board because of her significant leadership experience, energy sector knowledge, and prior experience on other public companies’ boards of directors, including the GE board of directors.

Experience

President and Chief Executive Officer, PreferWest LLC, a business advisory firm (since 2009)
Vice Chairman and Chief Restructuring Officer, American International Group (2008 – 2009)
Chairman, President and CEO, Safeco Insurance Company of America (2005 – 2008)
Chairman and CEO, AGL Resources (1998 – 2005)
CEO, Duke Energy Power Services (1995 – 1998)

Current Public Company Boards
GE Vernova Linde plc National Grid plc (Chair)

Past Public Company Boards
CBRE Group, Inc. Coca-Cola Enterprises BAE Systems plc BP plc Delta Air Lines, Inc. GE TC Energy Corporation (formerly TransCanada Corporation)

Other Positions
Trustee, the Eureka Foundation

Education
Bachelor’s degree from Wellesley College

Class III Directors

Nicholas K. Akins | 64 Former Executive Chair, American Electric Power Company, Inc. Director Since: April 2024 Committees: Nominating and Governance (Chair) Safety and Sustainability Independent
Skills
Energy	Executive Experience
Manufacturing & Operations	Risk Management

Qualifications
Mr. Akins rose through the ranks at both American Electric Power Company, Inc. (AEP) and the former Central and South West Corp., which merged with AEP in 2000.
We believe Mr. Akins is well-qualified to serve on our Board because of his extensive leadership experience and energy sector knowledge.

Experience
Executive Chair, American Electric Power Company, Inc., an American domestic electric utility company (Nasdaq: AEP) (January 2023 - October 2023)
Chair of the Board of Directors, AEP (January 2014 - December 2022)
Chief Executive Officer, AEP (November 2011 - December 2022)
President, AEP (January 2011 - December 2022)

Current Public Company Boards
DTE Energy Company Fifth Third Bancorp GE Vernova

Past Public Company Boards
American Electric Power Company, Inc.

Other Positions
Director, Rock and Roll Hall of Fame

Education
Bachelor’s degree in electrical engineering from Louisiana Tech University Master’s degree in electrical engineering from Louisiana Tech University

Kim K.W. Rucker | 58 Former Executive Vice President, General Counsel and Secretary, Andeavor (formerly Tesoro Corp.) Director Since: April 2024 Committees: Audit Compensation and Human Capital Independent
Skills
Energy	Executive Experience
Human Capital	Risk Management

Qualifications

Ms. Rucker has extensive experience in legal, complex transactions, human capital and risk management gained during the course of her career serving as an executive of large publicly-traded companies, including companies in the energy industry, and having served as partner in a large, international law firm. She also has extensive experience in leadership roles on public company boards in various industries, including the energy industry.

Experience

Executive Vice President, General Counsel and Secretary, Andeavor (formerly Tesoro Corporation), an integrated marketing, logistics, and refining company acquired by Marathon Petroleum Corporation (March 2016 – October 2018)
Interim Chief Human Resources Officer, Andeavor (February 2017 - April 2018)
Executive Vice President, Corporate & Legal Affairs, General Counsel, and Corporate Secretary, Kraft Foods Group, Inc. (Kraft), a global manufacturer and distributor of food products and beverages (2012 – 2015)
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, Avon Products, Inc. (Avon), a global manufacturer of beauty and related products (2008 - 2012)
Senior Vice President, Corporate Secretary and Chief Governance Officer, Energy Future Holdings, Corp., an energy company (2004 – 2008)
Partner in the Corporate & Securities group, Sidley Austin LLP

Current Public Company Boards
Celanese Corporation GE Vernova HP Inc. Marathon Petroleum Corporation

Past Public Company Boards
Lennox International, Inc.

Other Positions
Director, Haven for Hope Member of the board of trustees, John Hopkins Medicine

Education
B.B.A. in Economics from University of Iowa J.D. from Harvard Law School Master’s degree in Public Policy from John F. Kennedy School of Government at Harvard University

Class III Directors (Cont.)

Scott Strazik | 46 Chief Executive Officer, GE Vernova Director Since: April 2024 Committees: None
Skills
Energy	Executive Experience
Risk Management	Finance & Accounting

Qualifications
Mr. Strazik has more than 20 years of finance, operations, and leadership experience with GE, including more than ten years in GE’s power businesses. We believe Mr. Strazik is qualified to serve as a director given his years of experience in the energy industry and because is he is our Chief Executive Officer.

Experience
Chief Executive Officer, GE Vernova Inc. (April 2024 - Present)
Chief Executive Officer, GE Vernova (November 2021 - April 2024)
CEO, GE Gas Power business (2018 – October 2021)
President and CEO, GE Power Services business (2017 – 2018)
Sales and Commercial Operations Leader, GE Gas Power Systems business (July 2016 - October 2017)
Chief Financial Officer, GE Gas Power Systems business (July 2013 - June 2016)
Chief Financial Officer, GE Aviation’s Commercial Engine Operations organization (May 2011 - June 2013)

Current Public Company Boards
GE Vernova

Education
Bachelor’s degree in industrial labor relations from Cornell University Master’s degree from Columbia University’s School of International and Public Affairs with a focus on Economics and Public Policy

BOARD COMMITTEES

Audit Committee

Chair: Martina Hund-Mejean Members: Matthew Harris Jesus Malave Paula Rosput Reynolds Kim K.W. Rucker Meetings in 2024: 8 Independent Directors: 100%
The Audit Committee is responsible for overseeing reports of our financial results, the independence and qualifications of the independent auditor, the performance of the Company’s internal audit function and its system of internal controls and the independent auditor, and adherence to our code of conduct in compliance with applicable laws and regulations. In furtherance of this responsibility, as set out more fully in the Audit Committee charter, the Audit Committee performs certain functions, including:
•selecting the independent registered public accounting firm, approving all related fees and compensation, overseeing the work of the independent accountant, and reviewing its selection with the Board;
•annually pre-approving the proposed services to be provided by the independent registered accounting firm during the year;
•reviewing the procedures of the independent registered public accounting firm for ensuring its independence and other qualifications with respect to the services performed for us;
•assessing transactions with related persons under our related person transactions policy;
•reviewing any significant changes in accounting principles or developments in accounting practices and the effects of those changes upon our financial reporting;
•assessing the effectiveness of our internal audit function, which is overseen by the Audit Committee, and overseeing the adequacy of internal controls and risk management processes;
•assessing our cybersecurity practices at least annually and overseeing associated compliance monitoring;
•assessing our enterprise risk management practices at least annually and overseeing associated compliance monitoring; and
•meeting with management prior to each quarterly earnings release and periodically to discuss the appropriate approach to earnings press releases and the type of financial information and earnings guidance to be provided to analysts and rating agencies.
Per the Audit Committee charter, all Audit Committee members shall be financially literate, and at least one member shall be an “audit committee financial expert” as defined under the rules of the Securities and Exchange Commission (SEC). Our Board has determined that Messrs. Harris and Malave and Mses. Hund-Mejean and Rosput Reynolds each qualify as an “audit committee financial expert.”

Code of Business Conduct and Ethics
We have adopted our code of conduct (The Spirit & The Letter), which qualifies as a code of ethics under Item 406 of Regulation S-K. The Spirit & The Letter applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. To the extent required under New York Stock Exchange (NYSE) and SEC rules, we will disclose any waiver we grant to an executive officer or director under The Spirit & The Letter, or certain amendments to The Spirit & The Letter, on our website.
Director Independence
Board Members
The Governance Principles specify that the Company will have a majority of independent directors at all times with a goal that at least two-thirds of directors will be independent.
•The Board’s Guidelines: The Board assesses independence as defined by NYSE rules. For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE Vernova Inc. In addition to applying these guidelines, the Board considers all relevant facts and circumstances when making determinations on independence.
•Applying the Guidelines: In assessing director independence, the Board considered relevant transactions, relationships, and arrangements, including as described in “Independence Assessment” below.
Committee Members
All members of the Audit Committee, the Compensation and Human Capital Committee, and the Nominating and Governance Committee must be independent, as defined by NYSE rules. Committee members must also meet additional committee-specific standards:
•Heightened standards for Audit Committee members:
•Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory, or other fees from GE Vernova Inc. or any of its subsidiaries, except compensation for Board service, and they may not be an affiliated person with the Company or a subsidiary.
•Heightened standards for members of the Compensation and Human Capital Committee and the Nominating and Governance Committee:
•As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Human Capital Committee and the Nominating and Governance Committee. No member of either committee may be a partner, member, or principal of a law firm, accounting firm, or investment banking firm that accepts consulting or advisory fees from GE Vernova Inc. or a subsidiary.
•In addition, in determining whether Compensation and Human Capital Committee members are independent, NYSE rules require the Board to consider whether their sources of compensation, including any consulting, advisory, or other compensation paid by GE Vernova Inc. or a subsidiary, and any affiliate relationship involving the director, would impair their ability to make independent judgments about executive compensation.
Although not required by NYSE or SEC rules, the charter of the Safety and Sustainability Committee requires that all its members be independent, as defined by NYSE rules.
Independence Assessment
The Company will have a majority of independent directors at all times, as independence is defined under the rules of the NYSE and determined by the Board. The Board assesses the independence of each director and director nominee annually, in accordance with the NYSE listing standards. The Board determined that Nicholas Akins, Steve Angel, Arnold Donald, Matthew Harris, Martina Hund-Mejean, Jesus Malave, Paula Rosput Reynolds, and Kim K.W. Rucker are independent, and that Scott Strazik is not independent. The Board has determined that all members of the Audit Committee, the Compensation and Human Capital Committee, and the Nominating and Governance Committee are independent and also satisfy applicable committee-specific independence requirements.

Compensation Committee Interlocks and Insider Participation
During fiscal year 2024, none of the members of the Compensation and Human Capital Committee was an officer or employee of the Company. No executive officer of the Company served on the compensation committee (or other board committee performing equivalent functions) or on the board of directors of any entity having an executive officer who serves on the Compensation and Human Capital Committee or on the Board.
INSIDER TRADING POLICY
The Company’s Insider Trading Policy (the Policy) is a part of the The Spirit & The Letter and prohibits insider trading and tipping. The Policy establishes standards of conduct for employees and others who obtain material nonpublic information through their work for GE Vernova to ensure full compliance with laws prohibiting insider trading and tipping. The Policy prohibits employees and others who obtain material or price-sensitive nonpublic information through their work for GE Vernova from the buying or selling, or recommending or suggesting that anyone buy or sell, the stock or other securities of any public company, including GE Vernova, while in possession of material nonpublic information about the company.
As part of the Company’s procedures and controls to maintain compliance with the Policy, we have established trading procedures and controls, including a quarterly blackout period, trading preclearance for senior members of management and our Board, processes related to the adoption of 10b5-1 plans, and enterprise standards.
We believe the Policy, and related trading procedures and controls, are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. A copy of the Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS

RELATED PERSON TRANSACTION POLICY
How we review and approve related person transactions. We review all transactions, arrangements or relationships in which we participate and one of our directors, executive officers or 5% stockholders (or their immediate family members) have an interest if the amount involved exceeds $120,000. The purpose of this review is to determine whether the director, executive officer or 5% stockholder (or their family members) have a direct or indirect material interest in the transaction, arrangement or relationship. The company’s legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Audit Committee reviews and approves any related person transaction. As described in the Governance Principles, which are available on our website, in the course of reviewing and approving a related person transaction, the Audit Committee considers the factors described below.
•the nature of the related person’s interest in the transaction;
•the material terms of the transaction, including without limitation, the amount and type of transaction;
•the importance of the transaction to the related person;
•the importance of the transaction to the Company;
•whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
•any other matters the committee deems appropriate, including any third-party fairness opinions or other expert review obtained by the Company in connection with the transaction.
In its review of any related person transaction, the committee shall also consider if such transaction is consistent with the interests of the Company and its stockholders. Any committee member who is a related person with respect to a transaction under review may not participate in the committee’s deliberations or vote respecting such transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee which considers the transaction.
Victor Robert Abate IV, who is the son of Vic Abate, Chief Executive Officer, Wind, is employed by the Company as Senior Manufacturing Staff Manager - Lean Manufacturing. In 2024, he received total compensation of approximately $220,000. His compensation was established by the Company in accordance with our standard compensation practices, generally applicable to employees in similar positions with comparable qualifications, tenure, and responsibilities and without the involvement of Vic Abate.
AGREEMENTS WITH GE
In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly separation and transition, we and GE entered into agreements prior to the Spin-Off providing for various services and rights following the Spin-Off, and under which we and GE agreed to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements entered into with GE.
Separation and Distribution Agreement
The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between us and GE following the Spin-Off, including procedures with respect to claims subject to indemnification and related matters. Following the Spin-Off, we have remaining performance guarantees provided by or through us for the benefit of GE, and GE has remaining performance and bank guarantees provided by or through GE for our benefit. Under the Separation and Distribution Agreement, we are obligated to use our reasonable best efforts to replace GE, in the case of guarantees supporting us, and GE is obligated to use its reasonable best efforts to replace us, in the case of guarantees supporting GE, as the guarantor under such guarantees or to terminate such guarantees and, in each case, to obtain full written releases for the applicable guarantor under such guarantees. As of December 31, 2024, we estimated GE Vernova RPO and other obligations that relate to GE credit support to be approximately $17 billion, an over 74% reduction since December 31, 2023 and over 52% reduction since the Spin-Off.
Transition Services Agreements
The Transition Services Agreements governs all matters relating to the provision of services between the Company and GE on a transitional basis. The services the Company receives include support for digital technology, human resources, supply chain, finance, and real estate services, among others, which are generally intended to be provided for a period of no longer than two years following the Spin-Off.
Tax Matters Agreement
The Tax Matters Agreement governs the respective rights, responsibilities, and obligations between the Company and GE with respect to all tax matters (excluding employee-related taxes covered under the Employee Matters Agreement), in addition to certain restrictions which generally prohibit us from taking or failing to take any action in the two-year period following the Spin-Off that would prevent the Spin-Off from qualifying as tax-free for U.S. federal income tax purposes, including limitations on our ability to pursue certain strategic transactions. The agreement specifies the portion of tax liability for which the Company will bear contractual responsibility, and the Company and GE each agree to indemnify each other against any amounts for which such indemnified party is not responsible.
Employee Matters Agreement
The Employee Matters Agreement provides certain protections for our employees and former employees, sets forth general responsibilities related to employee benefit compensation plans, and provides for mutual non-solicitation obligations with respect to employees at the Senior Professional Band level (as defined therein) with customary exemptions.
Except as specifically provided in the Employee Matters Agreement, we are generally responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we have assumed certain assets and liabilities with respect to GE’s U.S. and non-U.S. benefit plans.
The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans.
Agreements Governing Intellectual Property
Allocation of Intellectual Property
Under the agreements with GE governing intellectual property, we own (i) certain specified patents and patent applications, trademarks and trademark applications, and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in our business.
Intellectual Property Cross License Agreements
Under the Intellectual Property Cross License Agreements, GE granted to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by our business but are being retained by GE. Additionally, GE retained certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE’s retained businesses, which are allocated to us.

Trademark License Agreement
Under the Trademark License Agreement, GE granted to us (i) an exclusive, fee-bearing license to use certain of GE’s trademarks solely in combination with “VERNOVA” in connection with certain products and services that are exclusive to our business; (ii) non-exclusive, fee-bearing licenses to use certain of GE’s trademarks solely in combination with
“VERNOVA” in connection with certain other products and services of our business and (iii) the right to use “GE Vernova” as our business’s trade name. The licenses and rights granted are for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).
Real Estate Matters Agreement
The Real Estate Matters Agreement with GE governs the allocation and transfer of real estate between GE and us and the colocation of GE and us following the Spin-Off. Under the agreement, certain sites have been transferred from one company to the other and certain sites are occupied by both GE and our employees following the Spin-Off pursuant to a TSA, lease, or sublease.
Framework Investment Agreement
We entered into a Framework Investment Agreement pursuant to which GE (a) retained certain existing tax equity investments and certain existing commitments to fund tax equity and tax incentivized investments in U.S. onshore wind energy related projects that were arranged by our Financial Services business and (b) subject to the satisfaction of certain pre-defined parameters, funded or committed to fund new future U.S. onshore wind tax equity investments for up to two years after the Spin-Off. Without GE’s consent, GE’s total balance sheet assets under this agreement may not exceed $2.0 billion at any given time and GE’s total balance sheet assets plus unfunded commitments under this agreement may not exceed $2.7 billion at any given time. GE expects to sell, transfer or otherwise dispose of all such tax equity and tax incentivized investments to unrelated third parties by the end of 2028. Employees of our Financial Services business provide investment services to GE with respect to these tax equity and tax-incentivized investments, provided that GE retains the right to choose a different provider of these services for such investments at any time. The agreement also details the governance, fees and operating structure between GE and us relating to these investments, including deal approval, portfolio monitoring and portfolio wind down.

DIRECTOR COMPENSATION

NON-EMPLOYEE DIRECTOR COMPENSATION
For 2024, our non-employee directors were entitled to receive cash and equity compensation as provided in our compensation program for the non-employee directors. Mr. Strazik, our CEO, received no compensation in connection with his service as a director. The Board approves the non-employee director compensation program annually, at the recommendation of the Nominating and Governance Committee, which consults with the independent compensation consultant engaged by the Compensation and Human Capital Committee, considers benchmarking, and recommends changes to the Board as necessary.
Under the 2024 non-employee director compensation program, our non-employee directors were compensated for service on the Board as follows:
Cash Retainers
Each non-employee director received an annual cash retainer of $140,000 and a non-employee director who served as the Chair of the Board received an additional annual cash retainer of $180,000. Chairs of the following committees received the following applicable additional annual cash retainers: (a) Audit Committee Chair: $30,000; (b) Compensation and Human Capital Committee Chair: $25,000; (c) Nominating and Governance Committee Chair: $20,000; and (d) Safety and Sustainability Committee Chair: $20,000. Cash retainers are payable quarterly in arrears and prorated for partial years of service.
Equity Grants
Each non-employee director receives an annual grant of RSUs with an award value of $185,000. The grant is made on the date of our annual meeting of stockholders (other than during the calendar year in which the Spin-Off occurred). In 2024, each non-employee director received an annual grant of 1,329 RSUs on May 16, 2024, which was determined by dividing the award value by $139.2059 (which was the average closing price of our common stock from the 30-day period beginning on the day of the Spin-Off). The grant will vest on the earliest of (i) the date of our next annual meeting of stockholders, (ii) the first anniversary of the grant date, (iii) a Change in Control (as defined in the applicable award agreement) and (iv) the applicable non-employee director’s termination of service due to Disability (as defined in the GE Vernova 2024 Long Term Incentive Plan) or death, subject to continuous service through the applicable vesting date.
Deferral of Equity Grants
In 2024, directors were allowed to defer 100% of their equity grants. Deferred equity grants are payable in Company shares to the director 30 days following cessation of Board service, and they accrue dividend equivalent rights, which are paid out in cash when shares are delivered. In December 2024, for fiscal year 2025, the Board approved the ability of non-employee directors to elect to receive a grant of RSUs in lieu of their annual cash retainer (besides committee chair fees) and to further defer such equity (which will accrue dividend equivalent rights).
Other Compensation
Our independent directors may participate in the GE Vernova Foundation’s Matching Gifts Program on the same terms as GE Vernova employees. Under this program, the GE Vernova Foundation matches for each participant up to $5,000 for annual contributions to approved charitable organizations. The GE Vernova Foundation matched gifts made by Ms. Hund-Mejean and Mr. Angel to charitable organizations, in each case providing a $5,000 matching gift.

Director Stock Ownership Requirements
All independent directors are required to hold at least $700,000 (which is five times the cash portion of their annual retainer, or $140,000) worth of Company stock and/or restricted stock units while serving as a director of GE Vernova. Directors have five years from joining the GE Vernova board to attain this ownership threshold.
DIRECTOR COMPENSATION TABLE
The following table summarizes the compensation of our non-employee directors who served during 2024. All of our non-employee directors began serving as directors at the time of the Spin-Off, except Ms. Hund-Mejean, who joined the Board on May 16, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Steve Angel	240,000	221,146	5,000	466,146
Nicholas K. Akins	120,000	221,146	—	341,146
Arnold W. Donald	123,750	221,146	—	344,896
Matthew Harris	127,500	221,146	—	348,646
Jesus Malave	105,000	221,146	—	326,146
Martina Hund-Mejean	87,692	221,146	5,000	313,838
Paula Rosput Reynolds	120,000	221,146	—	341,146
Kim K. W. Rucker	105,000	221,146	—	326,146
(1)Represents the aggregate grant date fair value of the 1,329 restricted stock units granted to each non-employee director on May 16, 2024, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718. The grant will vest on the earliest of (i) the date of our next annual meeting of stockholders, (ii) the first anniversary of the grant date, (iii) a Change in Control (as defined in the applicable award agreement) and (iv) the applicable non-employee director’s termination of service due to Disability (as defined in the GE Vernova 2024 Long Term Incentive Plan) or death, subject to continuous service through the applicable vesting date. The grant date fair value is based on $166.40 per share, the closing price of our common stock on the grant date, whereas the number of RSUs received was determined by dividing $185,000 by the 30-day average closing price of our common stock beginning on the day of the Spin-Off. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
(2)Represents matching contributions to charitable organizations under the GE Vernova Foundation’s Matching Gifts Program.

EXECUTIVE OFFICERS

The following is the biographical information for our Executive Officers as of the date of filing of this proxy statement. Biographical information for our CEO, Scott Strazik, is included above under “Election of Directors”.
Kenneth Parks, 61, Chief Financial Officer. Mr. Parks has served as the Chief Financial Officer (CFO) of GE Vernova Inc. since the Spin-Off, and, previously served as the CFO of the GE Vernova businesses from October 2023 until the Spin-Off. Mr. Parks brings extensive public company chief financial officer experience and 38 years of comprehensive financial leadership to the role. Most recently, Mr. Parks served as CFO for the global building materials producer, Owens Corning (NYSE: OC) from September 2020 to September 2023. Prior to Owens Corning, Mr. Parks served as CFO at global companies Mylan N.V. (MYLN) from 2016 to 2020 and Wesco International (NYSE: WCC) from June 2012 to June 2016. He was previously divisional CFO at United Technologies Corp (UTC) Fire & Security and also served for three years as Director of Investor Relations at UTC, successfully leading through UTC’s CEO transition. Mr. Parks also previously held finance roles at Carrier Corporation and York International and began his finance career with Coopers & Lybrand. He became a Certified Public Accountant after completing a Bachelor of Science degree in Accounting at the University of Tulsa.
Rachel Gonzalez, 55, General Counsel and Corporate Secretary. Ms. Gonzalez has served as General Counsel of GE Vernova Inc. since the Spin-Off, and previously served as the general counsel of the GE Vernova businesses from April 2023 until the Spin-Off. From April 2018 to May 2022, Ms. Gonzalez served as Executive Vice President, General Counsel, Law and Corporate Affairs of Starbucks Corporation (Nasdaq: SBUX), and as its Corporate Secretary from 2018 to 2021. Prior to joining Starbucks, Ms. Gonzalez served as Executive Vice President and Chief Administrative Officer of Sabre Corporation (Nasdaq: SABR) from May 2017 to March 2018, and as Sabre’s Executive Vice President and General Counsel from September 2014 to May 2017. She previously held the position of Executive Vice President, General Counsel and Corporate Secretary of Dean Foods. Earlier in her career, she was a corporate partner at the law firm of Morgan, Lewis & Bockius LLP. Ms. Gonzalez has served as a director on the board of Electronic Arts Inc. (Nasdaq: EA) since November 2021. Ms. Gonzalez previously served as a director on the boards of Sabre Corporation (Nasdaq: SABR) from October 2022 to February 2024 and Vacasa, Inc. (Nasdaq: VCSA) from May 2023 to February 2024. From 2017 to 2022, Ms. Gonzalez served on the board of directors of Dana, Inc. (NYSE: DAN). Ms. Gonzalez is on the advisory board of PODER25, a suborganization of the Hispanic National Bar Association. Ms. Gonzalez received a bachelor’s degree in comparative literature from the University of California, Berkeley and a law degree from the Boalt Hall School of Law at the University of California, Berkeley. On January 31, 2025, the Company and Ms. Gonzalez entered into a Separation Agreement and Release, which provides that Ms. Gonzalez will depart from the Company on May 16, 2025. See “Departure of Named Executive Officer” in the Compensation Discussion & Analysis section of this proxy statement for more information.
Steven Baert, 50, Chief People Officer. Mr. Baert has served as the Chief People Officer of GE Vernova Inc. since the Spin-Off, and prior to the Spin-Off, served as the Chief People Officer of the GE Vernova businesses from April 2023 until the Spin-Off. Most recently between September 2021 and March 2023, Mr. Baert advised venture capital and private equity companies on human capital matters, initially as Human Capital Officer and Senior Partner of Flagship Pioneering Inc., a life sciences-focused venture capital company, and subsequently as managing partner of Propuli GmbH, a management consulting business. Additionally, Mr. Baert previously served as Chief People & Organization Officer and Member of the Executive Committee of Novartis (NYSE: NVS) from 2014 until September 2021. Mr. Baert held a number of leadership roles within the company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis, Mr. Baert held senior HR positions at Bristol-Myers Squibb Co. (NYSE: BMY) and Unilever (NYSE: UL). Mr. Baert also serves as a non-executive director, chair of the remuneration committee and member of the corporate governance committee on the board of directors of Pharming Group N.V. (Nasdaq: PHAR) and serves as a non-executive director of the supervisory board of Servier SAS, a French pharmaceuticals company. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent; a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels.
Jessica Uhl, 57, President. Ms. Uhl has served as the President of GE Vernova Inc. since the Spin-Off, having joined the GE Vernova businesses in January 2024. She has over 20 years of experience in the energy and finance industries. From March 2017 until April 2022, Ms. Uhl was the Chief Financial Officer of Shell plc. Ms. Uhl started working at Shell plc in 2004, where she held a variety of senior leadership positions including Executive Vice President, Finance, Integrated Gas and Executive Vice President, Finance, Upstream Americas. Prior to working at Shell, Ms. Uhl was at Enron and Citibank. Ms. Uhl has been named to the Forbes and Fortune lists of the Most Powerful Women. She served on the board of directors of Goldman Sachs (NYSE: GS) from July 2021 to April 2024 and she has also served on the board of directors of GE (NYSE: GE) from May 2023 to April 2024. Ms. Uhl is an advisory board member of the Columbia Center for Global Energy Policy and a trustee of the Rocky Mountain Institute, a nonprofit organization focused on transforming the global energy system. Ms. Uhl also served as the Executive Co-Chair of Mission Possible Partnership and a Strategic Advisor to Breakthrough Energy, working to decarbonize the hard to abate sectors and address climate change. Ms. Uhl graduated Phi Beta Kappa with a bachelor’s degree from the University of California, Berkeley and received an M.B.A. from INSEAD.
Maví Zingoni, 51, Chief Executive Officer, Power. Ms. Zingoni has served as the Chief Executive Officer, Power of GE Vernova Inc. since the Spin-Off, and prior to the Spin-Off, served as the Chief Executive Officer, Power of the GE Vernova businesses from January 2023 until the Spin-Off. Prior to joining GE, Ms. Zingoni worked at Repsol, a global multi-energy company, from 1999 to September 2022. At Repsol she held leadership roles across a wide variety of energy businesses and finance responsibilities, including most recently serving as the Executive Managing Director Client and Low Carbon Generation from January 2021 until September 2022, Executive Managing Director Commercial Businesses and Chemistry from January 2019 until December 2020 and as a member of Repsol’s Executive Committee. She has held leadership roles for the Club Español de la Energia, a non-profit dedicated to the understanding of issues related to energy, and is an advisory board member of the Universidad Austral in Buenos Aires, Argentina. Ms. Zingoni is a National Public Accountant certified by the National University of Comahue, Argentina. She graduated with an Executive M.B.A. from the IAE Business School of Universidad Austral Argentina and completed the Advanced Management Program at The University of Chicago Booth School of Business.
Victor Abate, 60, Chief Executive Officer, Wind. Mr. Abate has served as Chief Executive Officer, Wind of GE Vernova Inc. since April 2024. He served as Chief Technology Officer and Senior Vice President of GE from September 2015 until April 2024, and previously also served as Chief Executive Officer, Wind of the GE Vernova businesses beginning in September 2023. Mr. Abate has more than 30 years of senior leadership experience and transformation success from his tenure at GE. From June 2022 to September 2023, Mr. Abate served as CEO of GE’s Onshore Wind business. From 2013 to 2015, he served as CEO of Gas Power Systems, where his team launched the HA gas turbine product line. Prior to that, from 2005 to 2013, he served as CEO of GE’s Renewable Energy business. Mr. Abate was previously President of the board of directors of the American Wind Energy Association and was a member of the board of directors of UI Labs. Before joining GE, he worked for Allied Signal and Zurn Industries. Mr. Abate received a bachelor’s degree in mechanical engineering and a master’s degree in mechanical engineering from Union College, and an M.B.A. from Rensselaer Polytechnic Institute.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis provides information about our 2024 compensation program and decisions for our 2024 named executive officers (NEOs) listed below. Our executive compensation program, underpinned by our pay-for-performance philosophy, delivers compensation to our NEOs that is intrinsically and strongly linked to GE Vernova performance.

•Scott Strazik, Chief Executive Officer •Ken Parks, Chief Financial Officer •Rachel Gonzalez, General Counsel and Corporate Secretary •Mavi Zingoni, Chief Executive Officer, Power •Jessica Uhl, President

EXECUTIVE SUMMARY
General Electric Company (GE) Spin-Off
On April 2, 2024, we completed the Spin-Off from General Electric Company (GE), which now operates as GE Aerospace, and became an independent, publicly traded company. Prior to the Spin-Off, certain compensation programs were determined by the Management, Development and Compensation Committee of the GE board of directors (GE MDCC) and the Company’s pre-Spin-Off board of directors (Pre-Spin Board). The compensation programs for our 2024 named executive officers include those decisions, but were generally implemented by the GE Vernova Compensation and Human Capital Committee (CHCC) after completion of the Spin-Off.
GE Vernova Executive Compensation Policies
The Company’s executive compensation policies are designed to attract and retain executive talent by providing competitive levels of compensation that align pay with performance. Consistent with our compensation philosophy, we take a market-based approach to establishing competitive compensation levels. Additionally, we use both short- and long-term performance-based compensation to align compensation with our financial performance and stockholder returns. The CHCC provides ongoing oversight of our executive compensation program, ensuring it continuously aligns with our compensation philosophy and strategic business objectives, while also accounting for market-based insight and stockholder perspectives.
2024 Year in Review
2024 was a foundational year for GE Vernova. In April, we became an independent, publicly traded company with a sole focus to provide our customers with the equipment, services, and software to generate and transfer reliable, affordable, secure, and sustainable electricity. Our global team of approximately 75,000 employees is guided by our purpose statement: “the energy to change the world.”
We executed on our objectives with a year of strong financial and operational performance. We delivered disciplined growth to drive margin expansion, higher free cash flow*, and strategic capital allocation.

*    Non-GAAP financial measure. See Appendix for additional information.

In 2024, GE Vernova booked $44 billion of orders with $35 billion in revenue, delivered margin expansion across all segments, and improved our free cash flow* by more than one billion dollars. We grew our already healthy backlog** to $119 billion while also expanding margins in the backlog, which will fuel profitable growth well into the future. In December, we raised our multi-year financial outlook and launched our capital allocation framework, including a stockholder return commitment with our first dividend and share repurchase authorization. We are well-positioned to create value for our stakeholders in 2025 and beyond.
At a segment level, in Power, we delivered solid growth and margin expansion led by strength in our Gas Power business. We anticipate this strength to continue into 2025 driven by multiple factors including demand from data centers associated with artificial intelligence (AI), and we are investing to increase Gas Power capacity. Services, both a major business and source of cash flow for GE Vernova, also delivered a strong year with orders up ten percent organically as our customers invested into their existing plants. We also see nuclear power playing an important role in the energy transition, leading to life-extension and upgrade opportunities for today’s existing fleet, while we advance our BWRX-300 small modular reactor (SMR) standard design for the future.
In Electrification, our fastest-growing segment, demand accelerated as customers increased grid investments. Electrification provides critical grid components including transformers, switchgears and high-voltage direct current (HVDC) systems, which are essential to ensuring a reliable electricity system. In 2024, we saw significant orders and backlog** growth in Europe, our largest market for our Grid Solutions business, and in North America.
Our Wind segment made solid progress on our turnaround. Wind improved EBITDA losses by nearly 50%, with Onshore delivering high single digit EBITDA margin in 2024. Offshore experienced a tough year as we worked through blade events and project execution delays, but we will be a stronger company for it.
GE Vernova also invested for disciplined growth and innovation in 2024. As included in our December outlook, we will increase capital expenditures, raise our overall research and development spend approximately 20 percent in 2025 and double our own internal investment into AI programs.
As discussed above and highlighted below, aligned with our mission of electrifying and decarbonizing the world, we achieved strong operational and financial performance across a broad range of measures in 2024.
As further described in this CD&A, we have designed our pay programs to align with shareholder interests and our strong financial performance resulted in a 126% corporate multiplier for our annual short term incentive program for executives. In 2024 our stock price increased by 135% and our market cap was $90.8 billion as of December 31, 2024.
During 2024, the CHCC met a total of five (5) times and discussed the following topics:
•Compensation philosophy
•Appointment of the independent compensation advisor
•Peer group selection
•Compensation design for executive officers
•Base salary for executive officers
•2024 design targets and objectives for the variable compensation plans
•LTI design, including one-time equity grants (Founders Grant)
•Perquisites
•Executive Compensation Clawback Policy
•Severance Policy and Good Leaver Policy
•Change in Control policy for U.S.-based executive officers
•Executive stock ownership requirements
•Committee Charter
*    Non-GAAP financial measure. See Appendix for additional information.
**    Backlog is defined as remaining performance obligations (RPO). RPO refers to the total value of future revenue expected from existing customer contracts that have not yet been recognized as revenue.

Conversion of Equity Awards in Connection with Spin-Off
Prior to the Spin-Off, the GE MDCC approved the conversion and adjustment of outstanding equity awards previously granted by GE to employees and members of GE’s board of directors who became employees and directors of GE Vernova. GE equity awards outstanding as of the Spin-Off were converted into GE Vernova equity awards. Adjustments were made to these awards at the time of the Spin-Off in order to retain the same intrinsic value that the awards held immediately before the Spin-Off. No changes were made to any of the awards’ remaining vesting periods.
•Unvested time-based restricted stock units and outstanding non-qualified stock options held by GE Vernova employees and directors were automatically adjusted to retain the same intrinsic value.
•Unvested performance share awards were converted to time-based awards in such a way that retained the same intrinsic value. Intrinsic value was based on actual performance results achieved.
Compensation Program Overview
2024 Executive Compensation Program Detail

Base Salary
Base salaries are market-driven and are critical for attracting and retaining talent; for 2024, the CHCC approved a base salary increase of 16% for Mr. Strazik following the Spin-Off, given his promotion to chief executive officer of a publicly traded company. No other NEOs received an increase in base salary for 2024.

2024 Annual Executive Incentive Plan (AEIP)
Performance Metrics
Free Cash Flow* (40% weighting)
Adjusted EBITDA* (40% weighting)
Organic Revenue* Growth (20% weighting)
Subject to modification based on individual performance (0 – 150% of target) and safety and sustainability performance (+/- 10 percentage points).
Maximum payout capped at 200% of target, inclusive of performance modifier.
Payout Results Payouts to the CEO and other NEOs under the 2024 AEIP ranged from 126% to 164% of target.

2024 Performance Stock Units (PSUs)
Performance Metrics
3-year cumulative Adjusted EBITDA* (50% weighting)
3-year cumulative Free Cash Flow* (50% weighting)
3-year cumulative Total Shareholder Return (TSR) modifier (+/- 20%)
Maximum payout capped at 200% of target, inclusive of modification.
Vesting Vests after 3-year performance has been certified by the CHCC

2024 Restricted Stock Units (RSUs)	Alignment with stockholders through stock ownership; delivery of shares is not dependent on company performance or stock price appreciation, promoting retention	3-year annual vesting

2024 Stock Options	Strong alignment with stockholders through stock price appreciation	3-year annual vesting

2024 One-Time Stock Option Grant “Founders Grant”	Strong alignment with stockholders through stock price appreciation	4-year cliff vesting
*    Non-GAAP financial measure. See Appendix for additional information.

COMPENSATION PHILOSOPHY AND OBJECTIVES
Human capital is key to our long-term success. GE Vernova designs its total rewards programs to attract, retain, and motivate the specialized workforce we need to support our mission of electrifying and decarbonizing the world, through:
•Market competitive compensation and benefits programs
•Pay differentiation based on individual performance, experience, and business results
•Incentivizing performance that leads to profitable growth and stockholder returns
•Equitable and compliant pay practices
To support a performance-based culture, our executive compensation program targets a competitive range around market median (the market median range). The market median range is based on data gathered from the companies in our Peer Group (defined below). Our incentive plans are designed to focus participants on market-leading innovation and performance to drive our long-term success and stockholder returns. Our executive compensation program targets pay above median for demonstrated experience and strong performance and shareholder value creation.
COMPENSATION GOVERNANCE
Role of the Compensation Committee
The CHCC’s oversight responsibilities include the Company’s compensation and benefits, as well as human capital management as further outlined in its charter. With respect to the NEOs and other executive officers, the CHCC establishes compensation and benefits plans, sets compensation targets and performance goals, and evaluates performance against those plans and goals. The CHCC meets throughout the year to review compensation trends, evaluate emerging best practices, and consider changes to the executive compensation program that align pay with performance and provide our senior management with an incentive to achieve superior results for the Company. In determining whether changes to the executive compensation program are needed, the CHCC considers the goals and strategic objectives of the Company, direct stockholder feedback, and input from its independent compensation consultant. The CHCC will also consider the results of advisory votes on compensation once they take place.
Under the terms of its charter, the CHCC reviews recommendations by the CEO and approves compensation changes relating to executive officers (other than the CEO). The CHCC reviews compensation changes relating to the CEO and recommends any changes for approval by the independent directors of the Board.
The CHCC oversees our executive compensation program to ensure it supports the Company’s compensation philosophy and objectives. To this end, the below best practices are maintained in our compensation programs.

What We Do	What We Do Not Do
  CHCC oversight of incentive metrics, goals and pay/performance relationship, including annual review of compensation structure
  Potential Annual Executive Incentive Plan and Long-Term Incentive (LTI) payouts are capped at a maximum level (200% of target), discouraging inappropriate risk-taking
  Provide a performance-based annual target LTI mix which includes 50% performance stock units, 30% restricted stock units, and 20% stock options
  Independent compensation consultant
  Annually review risks associated with compensation programs
  Maintain robust stock ownership guidelines for both non-employee directors and executives
  Clawback policy
  Include a “double-trigger” change in control provision in our executive Change in Control plan
  CEO pay approved by independent directors

  We do not allow pledging or hedging of Company common stock
  We do not provide tax gross-ups on change-in-control benefits
  We do not allow for backdating, repricing or granting of option awards retroactively
  We do not count unvested options or unvested performance stock units towards stock ownership guidelines
  We do not provide excessive perquisites to our NEOs

Compensation Consultant and Independence
In 2024, the CHCC engaged Pay Governance LLC (Pay Governance) as its independent compensation consultant. Pay Governance advises the CHCC on matters related to executive compensation and general compensation programs, including industry best practices. Pay Governance also advises the Nominating and Governance Committee on the compensation of non-employee directors. Pay Governance does not provide any other services to GE Vernova.
The CHCC considered the relationship Pay Governance has with GE Vernova, the members of the CHCC, the members of the Nominating and Governance Committee, and GE Vernova’s executive officers, as well as the policies that Pay Governance has in place to maintain its independence. The CHCC determined that no conflicts of interest were raised by the services of Pay Governance and that Pay Governance is an independent advisor.
Stockholder Engagement
We value the ongoing feedback that we receive from our stockholders. As discussed on page #, GE Vernova contacted stockholders representing approximately 41% of shares outstanding (as of December 31, 2024), including all of our 5% or greater stockholders. GE Vernova engaged in discussions with stockholders about the Company beginning in the second half of 2024, taking an inventory of stockholder perspectives, and answering questions related to the Company’s performance and strategy. We intend to conduct ongoing stockholder outreach to ensure stockholder perspectives on executive compensation are considered.
COMPONENTS OF EXECUTIVE COMPENSATION
Key Compensation Program Elements
The CHCC has structured the executive compensation program to align compensation with performance using three key elements of compensation: (i) base salary, (ii) the Annual Executive Incentive Plan, and (iii) the Long-Term Incentive plan. How each compensation component relates to stockholder value is described below.

Cash	Base Salary	Provides a fixed component of cash compensation that is aligned to market-competitive compensation, thereby serving as a key tool in attracting and retaining industry-leading talent.

	Annual Executive Incentive Plan (AEIP)	Provides annually set and measured goals, incentivizing critical short-term behaviors that drive the business strategy. Allows for performance-based differentiation in pay every year.

Equity	Performance Stock Units
Provide meaningful equity stakes for executives while incentivizing key financial/ strategic goals measured over a long-term (3-year) period. Includes a Total Shareholder Return (TSR) modifier for additional alignment with stockholders.

	Restricted Stock Units	Provide significant equity stakes for executives through a retentive vehicle that is commonly used in the Peer Group and broader market.

Stock Options
Provide additional upside opportunity linked exclusively to incremental stockholder value created over the vesting period; annually granted stock options contribute to long-term decision making through 3-year vesting and 10-year terms.

In addition to the primary elements of our executive compensation program described above, we also provide limited perquisites, severance benefits, and retirement benefits as part of a standard, competitive compensation package. The retirement benefits include a retirement savings plan for our U.S.-based NEOs and a local retirement plan in Spain for Ms. Zingoni. Retirement plans are consistent with those offered to other eligible GE Vernova employees, are not exclusive to NEOs and do not constitute a meaningful part of the executive compensation mix. Given his prior tenure at GE, Mr. Strazik is also eligible for benefits under certain pension-based retirement plans we adopted in connection with Spin-Off. See the “Pension Benefits” section below for more information. We also adopted an Executive Severance Plan in connection with the Spin-Off, which standardizes payments available to U.S. executives not otherwise subject to an existing employment arrangement, and other than in connection with a change in control (as defined in our Change in Control Policy). Other than

Ms. Zingoni, we do not have individual employment agreements with any of our executive officers, including our NEOs, although we have a practice of entering into offer letters with new executive officers that set forth the expected terms and conditions of their employment. Our executive officers are appointed by the Board after recommendation by the CEO, and their rights to severance benefits following a termination of employment, if any, are determined under our Executive Severance Plan, good leaver policy or Change in Control Policy, as applicable, unless as otherwise may be provided in their offer letter or employment agreement, as applicable. See the “Potential Payments Upon Termination or Change in Control” section for further description of the Executive Severance Plan and existing employment arrangements with our NEOs.
Target Total Direct Compensation Components and Mix
GE Vernova’s target total direct compensation mix for our NEOs strongly links pay and performance through variable compensation, which is included in both the AEIP and LTI plan components. Annual cash compensation consists of base salary and the AEIP. For our NEOs, their annual payout under the AEIP is considered “at risk”, as payouts can be zero if performance goals are not achieved. Likewise, all three LTI vehicles, PSUs, RSUs, and non-qualified stock options (Stock Options) represent at risk compensation, given that their values are tied to our Company’s stock price performance over time. Further, PSUs will not pay out at all if the threshold goals against performance metrics are not met, and Stock Options are only valuable to recipients to the extent our stock price increases above the grant-date exercise price and stockholder value is created. In alignment with stockholders’ interests, the vast majority of NEO compensation is delivered in the form of equity: 74% of CEO target compensation is in LTI, as is 62% of other NEO compensation, on average. Combined with AEIP payouts, 89% of total target CEO compensation and 81% of other NEO total target compensation, on average, is variable and linked to performance. We believe our compensation mix strongly links pay and performance and is well-suited to attract and retain talent while incentivizing behaviors consistent with our strategic objectives.
2024 TARGET TOTAL DIRECT COMPENSATION: COMPONENTS AND MIX

2024 CEO Target Compensation	2024 Other NEO Avg. Target Compensation

11%
15%
89%
Variable
Compensation
74%
Base Salary
AEIP
Equity (Variable)

19%
19%
62%
81%
Variable
Compensation
Base Salary
AEIP
Equity (Variable)

ADDITIONAL BENEFITS AND PERQUISITES PROVIDED TO EXECUTIVES
Change In Control Policy
In 2024, GE Vernova adopted a Change in Control (CIC) policy for our U.S.-based executive officers and certain other U.S. employees, which provides for benefits to our NEOs in the case of a Qualifying Termination (as defined in the CIC policy) in connection with a change in control. A Qualifying Termination is a termination without Cause or a resignation by the executive for Good Reason (each as defined in the CIC policy) within 24 months of a qualifying change in control. Benefits provided by the CIC policy include:
•For the CEO: A lump sum cash payment equal to 2x the aggregate of: (a) annual base salary and (b) annual target bonus, as well as a lump sum cash payment equal to a prorated bonus amount calculated based on actual performance during the year of termination.

•For all other NEOs and other senior executives: A lump sum cash payment equal to 1.5x the aggregate of: (a) annual base salary and (b) annual target bonus, as well as a lump sum cash payment equal to a prorated bonus amount calculated based on actual performance during the year of termination.
•For all NEOs unvested Stock Options and RSUs fully accelerate, and service-based restrictions on unvested PSUs fully lapse. The final number of shares delivered with respect to unvested PSUs will be based on the greater of actual or target performance under the terms of the applicable award agreement.
The CIC Policy prohibits tax gross-ups on payments or benefits paid in connection with a qualifying change in control. The CIC Policy provides for a Section 280G “best net benefit provision”, which means that the payments or benefits that each participant receives in connection with a qualifying termination will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, if such reduction would result in a greater after-tax benefit than would be received if the full amount was paid and the excise tax was imposed. The CIC Policy supersedes our Executive Severance Plan to the extent an NEO would be eligible to receive severance benefits under that plan as a result of a termination that constitutes both a “Qualifying Termination” under such plan and a termination under the CIC Policy. Benefits under the CIC Policy are also reduced to the extent of certain other severance-related benefits that an NEO may be entitled to receive outside of the CIC Policy (including pursuant to an employment agreement or offer letter and/or pursuant to applicable law).
Severance Program and Good Leaver Policy
GE Vernova utilizes a severance program to ensure a market-competitive compensation structure for certain employees, including NEOs. Under the standard severance program, approved by the CHCC in 2024, our CEO and other NEOs, if eligible under the terms of the Executive Severance Plan, will receive a lump sum cash payment equal to 18 months of base salary and a prorated bonus based on actual performance, if they experience an employer initiated elimination of position, termination for “cause”, or a change in position, and in any such event are not offered a “suitable position” (as defined in the Executive Severance Plan). Such payouts may be superseded by an existing agreement or local law, as applicable. See “Potential Payments Upon Termination or Change in Control” section for further information.
In addition, employees who hold equity, including the CEO and other NEOs, may be eligible for our Good Leaver policy, as determined by GE Vernova in its sole discretion, which provides for the continued vesting of prorated equity held for more than one year. Prorated PSUs under the Good Leaver commitments are paid out at the lower of performance or target. To be eligible for the Good Leaver policy, the termination must be involuntary and without cause or performance issues that were a detriment to the Company or its interests. To receive severance payments and Good Leaver equity commitments, the employee must sign a separation agreement that provides protective covenants, including confidentiality, non-competition and non-solicitation clauses and waivers of legal or arbitration proceedings, to protect the Company’s and shareholder interests, the enforcement of which would be enabled by continued vesting under the Good Leaver equity commitments.
Clawback Policy
In 2024, we adopted a Clawback Policy, which is intended to comply with the requirements of Section 303A.14 of the NYSE Listed Company Manual implementing Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act). In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, we will seek to recover the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.
Perquisites
Executive perquisites are not a core component of our executive compensation program. However, the CHCC believes that limited perquisites are necessary for a competitive compensation package and to ensure the fiscal, physical, and mental health of executives. The CHCC has determined that financial services, wellness exams, and certain other benefits are appropriate and provide value to the executive leadership. The CHCC does not intend to provide a gross-up for taxes for any benefit, except in exceptional circumstances.

Use of Company Aircraft: In 2024, the CHCC approved the CEO’s personal use of the Company’s leased private aircraft because it provides him with personal security benefits while traveling and enables him to better maximize the time he is able to spend on our business. GE Vernova reviewed practices of peer companies and companies in the broader market and determined that offering the CEO limited access to aircraft for personal use was market-aligned. This benefit is capped at $150,000 in incremental costs to the Company per year. The aggregate incremental cost to the Company of Mr. Strazik’s personal use of corporate aircraft in 2024 was $64,825.
Financial Planning and Tax Advice: We offer financial planning and tax services reimbursement to our NEOs, which ensures executives are able to maintain general financial health and tax compliance. The benefits are capped at $45,000 for any consecutive three-year period (resulting in $15,000 maximum cost per year, on average).
Security: To ensure the personal safety of our NEOs and their families, we provide home security and security-related equipment and services as deemed necessary for the safety of an executive, based on case-by-case evaluation. Before security services are provided to an NEO, our internal security team conducts a safety risk analysis and advises what, if any, security measures are needed. Only Mr. Strazik utilized these services in 2024 and the aggregate incremental cost to the Company of such services was $52,277.
Relocation and Expatriate Benefits: Depending on arrangements we have with individual executives, we may provide, from time to time, relocation benefits for relocating an NEO and their family in connection with their hiring from outside GE Vernova. In 2024 we provided $18,071 in such benefits to Mr. Parks, as well as a connected tax gross up of $14,967.
Other: Additional perquisites provided in 2024, which did not exceed the greater of $25,000 or 10% of the total amount of personal benefits for the applicable NEO, included items such as executive physical examinations, car service fees, and certain expenses associated with the NEOs and their invited guests’ attendance at sporting events. Additionally, Ms. Zingoni received a car allowance, a lunch allowance, and other benefits (under company policies or local law) standard for GE Vernova employees based in Spain.
Please reference page 42 for a description of our Pension Benefits.
Stock Ownership Guidelines
We require our NEOs to hold significant amounts of GE Vernova common stock. The number of shares of GE Vernova common stock that must be held is determined as follows:

Position	Ownership Guideline Expressed as a Multiple of Base Salary
CEO	6x
Other Executive Officers and others designated by the CHCC	3x
Shares of GE Vernova stock directly or beneficially owned, underlying unvested RSUs and stock held in a Company retirement plan are counted towards the ownership requirement. Shares of common stock underlying unvested PSUs and Stock Options do not count towards the ownership requirement. All covered executives have five (5) years from the time they become subject to the guidelines to comply. Until compliance with the threshold set forth in the guidelines is met by an executive officer, 50% of net shares of GE Vernova common stock received from vesting of RSUs or PSUs or exercise of options must be held. The executive stock ownership guidelines may also apply to other senior executives, as determined by the CHCC.
As of December 31, 2024, our CEO and all of our NEOs were in compliance or are expected to be compliant within the permitted five (5) year period after becoming subject to our stock ownership guidelines.

PERFORMANCE PLANS
Annual Executive Incentive Plan
The AEIP is a Company-wide short-term, annual incentive plan that applies to our executives eligible for incentives, including the NEOs. The AEIP is designed to compensate our executives for achieving annual goals that further our strategy and create stockholder value. The AEIP features Total Company (or corporate) and segment-level financial metrics (as applicable), to account for segment-specific goals and performance and to harmonize practices across GE Vernova. Results of Total Company and segment-level performance, as applicable, produce a “Business Performance Factor” which is used to determine the final payout percentage for participating executives. For 2024 the financial metrics selected for the AEIP were free cash flow*, adjusted EBITDA*, and organic revenue* growth.
For 2024, the AEIP payout for NEOs was determined based on the NEO’s base salary and target award percentage, as well as three components:
•Financial metrics based on Total Company and, if applicable, segment performance (Business Performance Factor);
•A modifier based on GE Vernova’s performance with respect to safety and sustainability goals (safety and sustainability modifier); and
•A modifier based on individual performance (Individual Performance Factor or IPF) against personal objectives
Target bonus percentages are approved by the CHCC after taking into account market data and market-based insights provided by Pay Governance, input from management, and other factors such as internal equity, executive retention, and strategic priorities.
Total Company financial goals may be achieved by the NEOs between the threshold and maximum levels. For NEOs that are segment leaders, their AEIP payout is comprised of both corporate performance metrics and segment performance metrics. For NEOs who lead corporate functions, their AEIP payout is comprised solely of corporate performance metrics. If actual performance for a financial goal falls between either the threshold and target levels or the target and maximum levels, the payouts are linearly interpolated based on payout levels shown below. Each goal is measured separately and if the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero.

Performance Level	Payout Level
Threshold	50% of Target
Target	100% of Target
Maximum	200% of Target
To further align the AEIP with GE Vernova’s overarching operational priorities of safety and a commitment to our mission to electrify and decarbonize the world, the CHCC applies the safety and sustainability modifier to increase or decrease AEIP payouts to our NEOs by up to 10 percentage points, based on achievement of defined safety metrics and sustainability metrics, as described below. For 2024, the application of the safety and sustainability modifier was determined based on the CHCC’s assessment of the achievement of the following safety metrics and sustainability metrics, relative to targets set for each group of metrics at the beginning of 2024 for each business: safety goals relating to the Company’s injury and illness (I&I) rate, serious incidents, fatalities, and overall safety culture and progress since the prior year, and achievements against sustainability metrics related to the reduction of direct carbon emissions from our operations and indirect carbon emissions from our facilities. The CHCC performed a holistic review of the Company’s achievements and performance against the safety goals and the sustainability metrics to determine how to apply this performance modifier.
In addition, the IPF impacts each NEO’s bonus under the AEIP based on individual performance. The IPF may address individual, strategic, and operational objectives, as well as skills such as leadership and collaboration. The IPF may range from 0% to 150% of target and is multiplied by the amount earned based on financial, safety, and sustainability performance to reach a final payout. The maximum payout under the AEIP is capped at 200% of target, including the impact of the safety and sustainability modifier and the IPF, if any.
The threshold, target, and maximum goals for the 2024 AEIP Total Company and segment financial metrics were approved by the GE MDCC prior to the Spin-Off. The Total Company and segment financial goals were subsequently ratified by the CHCC in early 2024 after the Spin-Off.
*    Non-GAAP financial measure. See Appendix for additional information.

Long-Term Incentive Awards
LTI awards granted to NEOs for 2024 were comprised of PSUs, RSUs, and Stock Options. PSUs vest based on Company performance at the end of a three-year cumulative performance period. Annual RSUs and Stock Options vest in equal one-third increments over a three-year period. For each NEO, annual LTI grants have a target grant value mix of 50% PSUs, 30% RSUs, and 20% Stock Options.
In setting 2024 LTI compensation, the CHCC determined that a program using PSUs, RSUs, and Stock Options would achieve the following:
•Reward share-price growth, aligning the interests of executive officers, including NEOs, with stockholders;
•Deliver performance-based, at-risk compensation through performance-based equity;
•Ensure long-term, consistent business focus through the use of cumulative performance goals to determine the number of performance share awards ultimately earned;
•Provide retention features through multi-year vesting; and
•Align with emerging practices of the market and Peer Group data.
For 2024, the CHCC selected financial performance metrics that are consistent with how management measures and reports the company’s operating results. Accordingly, the CHCC determined that adjusted EBITDA*, free cash flow*, and relative TSR are appropriate metrics for PSU awards for the 2024-2026 performance period. These metrics (i) are critical to the long-term success of the Company, (ii) are metrics used by stockholders and our management to evaluate our performance, and (iii) reinforce alignment between the NEOs and stockholders. These total company financial metrics help align all company leaders (including all NEOs) who receive the PSUs with the same performance targets, in contrast to the metrics used in our AEIP, which for business leaders like Ms. Zingoni, are in part based on segment-level performance.
The 2024 PSU awards provide that achievement at the threshold level results in earning 50% of the target level of the award, achievement at the target level results in earning 100% of the target level of the award, and achievement at the maximum level results in earning 200% of the target level of the award. Adjusted EBITDA* and free cash flow* are equally weighted. For both metrics, goals are set at the beginning of each three-year performance period and performance is measured on a cumulative basis at the end each such period. If the three-year cumulative relative TSR falls below the 20th percentile of the S&P 500 Industrial Index, the calculated payout of the PSUs will be reduced by 20%. If the three-year cumulative relative TSR is above the 80th percentile, the calculated payout of the PSUs will be increased by 20%, subject to an overall payout maximum of 200% of target. For the performance period beginning in 2024, GE Vernova’s TSR will be measured from the date of the Spin-Off.
The CHCC establishes targets and performance levels that are designed to be rigorous but realistic and informed by our long-term strategy and financial performance goals. Similarly, the threshold and maximum performance levels for each metric are set within a range that represents fair payouts, given the level of over- or under-performance compared to the target performance level.
Further information relating to the grant size for each NEO can be found in the Grants of Plan-Based Awards table on page 38.
Metric Selection
When selecting 2024 performance metrics, the CHCC sought to align our short- and long-term incentive compensation programs with financial measures that reflect how the Company measures its performance against its current strategy, of which profitability and cash generation are key components. As described above, metrics for the AEIP were chosen to align with the short-term behaviors that the plan seeks to reward, while metrics for the 2024 PSUs are measured over a multi-year period, aligning our executives with the long-term interests of stockholders. After separately considering the design of each program, the CHCC selected organic revenue* growth, free cash flow*, Adjusted EBITDA*, a safety and sustainability modifier, and an individual performance modifier as its 2024 AEIP performance metrics, and free cash flow*, Adjusted EBITDA*, and a rTSR modifier as its 2024 LTI performance metrics.

*    Non-GAAP financial measure. See Appendix for additional information.

Although free cash flow* and Adjusted EBITDA* are used in the two compensation programs, they were each independently selected as the most appropriate financial performance measures against which to measure the Company’s performance. Free cash flow* is a key measure of our cash generation and Adjusted EBITDA* reflects our profitability. Free cash flow* is of particular interest to our investors as an important measure of our ability to generate cash that also provides insight into our ability to produce cash subsequent to fulfilling our capital obligations. Adjusted EBITDA* is monitored by investors as a key profitability metric because it excludes the effects of unique and/or non-cash items not closely associated with ongoing operations and highlights our results from ongoing operation. The CHCC believes our performance against each of these metrics is appropriate and meaningful to investors in both the short-term and the long-term contexts. However, the use of the metrics in the two programs is differentiated by the duration of the performance period and the impact of the results on overall payouts. For the AEIP, the two performance metrics were measured over an annual time period and are among the overall mix of financial, operational and individual performance inputs that contribute to the overall payout opportunity for our NEOs. Accordingly, these financial performance results are weighed against other inputs and are therefore less of a determining factor of the overall outcome of an NEO’s AEIP payout. In addition, the AEIP differentiates between targets for corporate executives (whose AEIP payouts are tied to Total Company performance only) and segment-level executives (whose payouts are primarily tied to segment-level performance).
In contrast, the 2024 PSUs will measure performance against the metrics over a cumulative three-year performance period. Unlike the 2024 AEIP payout, which was based on a greater number of metrics, the 2024 PSU payout will be determined by the Company’s performance against these two metrics, each weighted 50%, with the cumulative rTSR modifier as the only other variable. The use of Total Company performance against these metrics for all executives, regardless of whether they work at the corporate or segment level, aligns their interests with the long-term interests of our stockholders and further differentiates this plan from the AEIP.
PEER GROUP AND BENCHMARKING APPROACH
The CHCC uses a group of comparator companies (Peer Group) for compensation benchmarking purposes. The Peer Group below was approved by the CHCC in April 2024. Peer Group constituents are listed in the table below.
As is consistent with our compensation philosophy, we benchmark target total compensation among the Peer Group, targeting the market median range. Additionally, to ensure further market alignment, we benchmark individual components of target total compensation (base salaries, target bonuses, and long-term incentives) against Peer Group market data. The CHCC periodically analyzes compensation benchmarking results in the context of our talent needs, business strategy, and the performance and experience of individual executives to ensure we are appropriately aligned with market over time.
In selecting the Peer Group, the CHCC considered multiple factors, including:
•Size, which is generally measured by revenue, number of employees and market capitalization
•Industry, such that companies operating in comparable industries with relevant business operations were prioritized, and
•Global presence, which reflects our significant global operations.
The CHCC uses the Peer Group to assess the pay level of executives, pay mix, compensation program design, and pay practices.

ABB Ltd (Switzerland) Baker Hughes Company Caterpillar Inc. Cummins Inc. Deere & Company	Eaton Corporation plc (Ireland) Emerson Electric Co. Halliburton Company Honeywell International Inc. Parker-Hannifin Corporation	Quanta Services, Inc. Schlumberger Limited Schneider Electric S.E. (France) Siemens Energy AG (Germany) Vestas Wind Systems A/S (Denmark)

*    Non-GAAP financial measure. See Appendix for additional information.

RISK CONSIDERATIONS
Risk Assessment
The CHCC regularly reviews the Company’s compensation policies and practices to ensure that they are aligned with market best practices, stockholders’ interests, and the goal of attracting and retaining world-class talent. Throughout the year, management reviews compensation policies, practices, and changes in applicable regulations with the CHCC, including the impact of the Company’s pay practices on the Company’s risk profile. The CHCC also works directly with its independent compensation consultant, Pay Governance, to identify potential risks in the compensation programs. To this end, Pay Governance conducted a risk assessment in 2024. After reviewing Pay Governance’s analysis, the CHCC concluded that the Company’s executive compensation design does not encourage excessive risk taking.
Hedging and Pledging
We believe that our executive officers and directors should not speculate or hedge their interests in our common stock. We therefore prohibit them from entering into any derivative transactions in the Company’s common stock, including any short sale, forward sale, equity swap, option, or collar that is based on the Company’s stock price. We also prohibit executive officers and directors from pledging the Company’s common stock.
Policies and Practices Related to the Grant of Equity Awards
We grant equity awards, including stock options, restricted stock units, and performance stock units to our employees and directors, as applicable, on an annual basis. We may also grant equity awards to individuals upon hire or promotion or for retention purposes. During the last fiscal year, neither the Board nor the Compensation and Human Capital Committee took material nonpublic information into account when determining the timing or terms of equity awards, nor did the Company time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.
2024 COMPENSATION DECISIONS FOR NEOS
Base Salary
The table below sets forth the base salary changes for the NEOs during 2024. Except for Mr. Strazik, no NEO received a base salary increase in 2024. Annual changes in base salaries are determined by considering several factors, including market practices, GE Vernova performance, individual performance, experience, and increases generally provided to our employees. The CHCC did not approve any changes to any of the NEOs’ base salaries in 2024, except that Mr. Strazik’s base salary was increased by $200,000 in 2024 after the Spin-Off to recognize his move to become the CEO of an independent publicly-traded company.

Named Executive Officer	Annual Base Salary as of January 1, 2024	Annual Base Salary as of December 31, 2024	Percent Change
Scott Strazik	$1,250,000	$1,450,000	16%
Ken Parks	$900,000	$900,000	—%
Rachel Gonzalez	$900,000	$900,000	—%
Maví Zingoni(1)	$1,114,460	$1,114,460	—%
Jessica Uhl	N/A	$1,100,000	N/A
(1)For Ms. Zingoni, cash compensation was originally paid in Euros and converted for purposes of this presentation at an exchange rate of approximately $1.08 per €1.00, based on the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

2024 Annual Executive Incentive Plan
In 2024, compensation decisions were made in the context of a successful Spin-Off from General Electric and strong financial results at the Total Company and segment levels. GE Vernova booked $44 billion of orders with $35 billion in revenue, delivered margin expansion across all segments, and improved free cash flow* by more than one billion dollars.
In 2024 following the Spin-Off, the CHCC approved an increase in Mr. Strazik’s target AEIP opportunity from 100% of base salary to 135%, reflecting his new role as CEO of an independent, publicly traded company. After the consideration of market data, the CHCC set the AEIP opportunities for the other NEOs at 100% of base salary in 2024.
The financial metrics for each NEO’s AEIP opportunity either consist entirely of Total Company metrics or a combination of Total Company and segment metrics, depending on the NEO’s area of responsibility. The table below shows the metrics and weightings that determine the Business Performance Factor for each NEO.

Named Executive Officer	Corporate Financial Metrics Weight	Segment Financial Metrics Weight
Scott Strazik	100%
Ken Parks	100%
Rachel Gonzalez	100%
Maví Zingoni	20%	80%
Jessica Uhl	100%

Corporate Financial Metrics Weight	Segment Financial Metrics Weight
40% Free Cash Flow*	40% Free Cash Flow*
40% Adjusted EBITDA*	40% EBITDA
20% Organic revenue* growth	20% Organic revenue* growth
.
For our Corporate NEOs — Messrs. Strazik and Parks and Msses. Uhl and Gonzalez — AEIP payouts were based upon performance targets for the Company as a whole.

Total Company Financial Goals	Threshold ($MM)	Target ($MM)	Maximum ($MM)	2024 Result ($MM)	Payout Level (%)
Free Cash Flow*	$500	$1,000	$2,000	$1,701	170%
Adjusted EBITDA*	$1,500	$2,000	$3,000	$2,035	104%
Organic Revenue* Growth	2.5%	5%	10%	7%	131%
Approximately 20% of the AEIP payout for Ms. Zingoni was based on Total Company performance metrics and 80% was based on performance metrics for the Power segment, for which she serves as chief executive officer. Segment-level financial metrics were free cash flow*, EBITDA, and organic revenue* growth, weighted 40%, 40% and 20%, respectively. Based on Power’s performance, the payout levels were 118%, 135%, and 134%, respectively. For 2024, Power segment EBITDA was $2,268M and segment organic revenue* growth was 7%. Because we believe segment-level targets for these metrics and segment free cash flow* results are competitively sensitive and that their disclosure would result in competitive harm, they are not disclosed. The CHCC considered the ability to meet or exceed these segment-level targets to be at least as difficult as the performance targets for the Company as a whole.
The table below shows the full AEIP opportunity for each NEO, the safety and sustainability modifier, the IPF, and the resulting 2024 AEIP payout.
With respect to the safety and sustainability modifier, the Company met its goals in 2024 with respect to the sustainability goals described above, but did not meet the expectations of our commitment to safety that is embodied in our safety goals. In particular, while we made progress in our safety operations in 2024, we also experienced three worker fatalities. We also made progress in our achievements against sustainability targets related to the reduction of direct carbon emissions from our operations and indirect carbon emissions from our facilities.
*    Non-GAAP financial measure. See Appendix for additional information

As such, after a holistic review of the combined performance across our safety goals and sustainability targets, the CHCC approved a -10% safety and sustainability modifier to AEIP payouts based on Total Company results for Messrs. Strazik and Parks and Msses. Gonzalez and Uhl and a -2% modifier for Ms. Zingoni, whose AEIP payout was modified by the safety and sustainability modifier for the Power segment.
With respect to individual performance, the CHCC determined that each of the NEOs’ leadership through the Spin-Off, combined with the Company’s solid financial performance and ability to meet continued needs of the customers after becoming an independent publicly-traded company, had a significant impact on the IPF. The CHCC approved a 130% IPF for Mr. Strazik based on his leadership through the Spin-Off and the Company’s strong financial performance during its first year as a public company. Mr. Parks was given a 105% IPF based on his leadership on successfully introducing the company to the NYSE and the analyst and investor community, establishing the company as a stand-alone operation and the Company’s strong financial performance. Ms. Zingoni was given a 105% IPF based on her leadership in establishing the Power segment, the significant growth in our orders and the financial performance of that segment. Each of Ms. Uhl and Ms. Gonzalez received a 100% IPF.

Named Executive Officer	Base Salary ($)	AEIP Target (%) of Base Salary	Target Opportunity		Business Performance Factor Payout %	Safety and Sustainability Modifier %	Individual Performance Factor %	AEIP Payout ($)	Payout as % of Target
Scott Strazik	$1,450,000	135%		$1,957,500	136%	(10)%	130%	$3,206,385	164%
Ken Parks	$900,000	100%		$900,000	136%	(10)%	105%	$1,190,700	132%
Rachel Gonzalez	$900,000	100%		$900,000	136%	(10)%	100%	$1,134,000	126%
Maví Zingoni(1)	$1,114,460	100%		$1,114,460	130%	(2)%	105%	$1,497,834	134%
Jessica Uhl	$1,100,000	94%	(2)	$1,036,860	136%	(10)%	100%	$1,306,444	126%
(1)For Ms. Zingoni, cash compensation was originally paid in Euros and converted for purposes of this presentation at an exchange rate of approximately $1.08 per €1.00, based on the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
(2)Ms. Uhl’s target AEIP% was prorated based on her start date of January 22, 2024.
2024 Annual LTI Grants
In 2024, the CHCC approved an increase in Mr. Strazik’s target LTI opportunity from $6 million to $9.5 million, upon his becoming the CEO of GE Vernova Inc.
The CHCC believes the NEOs’ 2024 LTI awards and their total compensation opportunities reflect their extensive global and prior public company officer experience and appropriately recognize their individual performances and GE Vernova’s need for a stable and experienced leadership team as a new publicly-traded company.

Executives	2023 Annual LTI Target ($MM)	April 2024 Annual LTI Target ($MM)	Percent Change
Scott Strazik	$6	$9.5	58%
Ken Parks	$3.5	$3.5	0%
Rachel Gonzalez	$3.5	$3.5	0%
Maví Zingoni	$1.8	$2.5	39%
Jessica Uhl	N/A	$3.75	N/A
In connection with the 2024 PSUs, the CHCC approved three-year cumulative financial metric targets for free cash flow*, Adjusted EBITDA* and relative TSR (rTSR) for the 2024-2026 performance period. Because the CHCC believes the targets for the 2024 PSUs are considered commercially and competitively sensitive, they will be disclosed at the end of the performance period.

*    Non-GAAP financial measure. See Appendix for additional information

2024 PSU Financial Metrics (3-Year Cumulative)
50% 3-year cumulative Free Cash Flow*
50% 3-year cumulative Adjusted EBITDA*
r-TSR modifier
The payout of the 2024 PSU awards can range from zero for below threshold performance against both performance measures to a maximum of 200% of target, based on the maximum level of achievement of the performance measures.
2023 Performance Share Awards Accounting Expense Adjustment
In 2023, the GE MDCC approved grants of performance share awards (2023 PSUs) to certain executives, including Mr. Strazik, Ms. Zingoni and Ms. Gonzalez, who were then employees of GE. Neither Mr. Parks nor Ms. Uhl received the 2023 PSUs, as neither was employed by GE at the time of grant. The 2023 PSUs were to vest over a three-year performance period, with performance intended to be measured as the average of three consecutive one-year performance periods (2023, 2024 and 2025) against GE’s adjusted earnings per share (EPS)* (50% weighting) and free cash flow* (50% weighting) targets, subject to modification of +/- 20% based on GE’s three-year relative TSR versus the S&P 500 Industrials Index, with results interpolated for performance between threshold (25% payout), target (100% payout) and maximum (175% payout).
At the time of grant, the GE MDCC set targets for the 2023 PSUs for the 2023 performance year only. In 2024, in contemplation of the Spin-Off, and only with respect to the 2023 PSUs granted to GE Vernova executives, the GE MDCC certified GE’s performance for the 2023 performance period. For such period, GE exceeded the maximum performance level in all financial metrics, and as a result, the GE MDCC certified that performance had been achieved at a 175% payout level for 2023 performance period, and further certified performance for each of the 2024 and 2025 performance periods at the target level (100%). The GE MDCC chose this approach, rather than have GE Vernova’s CHCC establish new, GE Vernova-specific performance targets for the in-flight award. Further, the GE MDCC determined that the TSR modifier, which measured GE’s TSR relative to the S&P 500 Industrials from January 1, 2023, through the date of the Spin-Off, modified the award payout by 1.2x. After accounting for the impact of the application of the TSR modifier, the NEOs who received the 2023 PSUs, which converted to GE Vernova awards in connection with the Spin-Off, are entitled to 150% of the shares granted under such awards at the end of the third year, at which time all such shares will vest.

Performance Year	GE Performance Criteria	Weight	Threshold	Target	Maximum	GE Performance	Payout Score	Total Payout
2023	Adjusted EPS*	50%	$1.20	$1.80	$2.20	$2.81	175%	58.33%
	Free Cash Flow* ($MM)	50%	$3,100	$3,800	$4,500	$5,150
2024	Approved at target						100%	33.33%
2025	Approved at target						100%	33.33%
								125%
	TSR modifier							x1.2
	Shares Earned							150%
*    Non-GAAP financial measure. See Appendix for additional information

The GE MDCC’s decision to certify all three of the performance periods of the 2023 PSUs in 2024 is reflected in the total compensation of Mr. Strazik and Mses. Gonzalez and Zingoni, specifically in the fair value reflected in the “Stock Awards” column of the 2024 Summary Compensation Table. Because only one year of performance targets was established for the award at the time of grant, the compensation expense associated with the remaining two years is included in the 2024 Summary Compensation and Grant of Plan-Based Awards tables. Because the GE share price increased significantly from the grant date of the 2023 PSUs to the date on which the GE MDCC certified performance for 2024 and 2025, the incremental values disclosed in the Summary Compensation Table and Grant of Plan-Based Awards Table on pages 37 and 38, respectively, apply an accounting valuation that is substantially higher than the target value set by the GE MDCC at the time of grant, even though the target number of shares underlying the 2023 PSUs did not change. The impact from the incremental fair value of the 2023 PSUs for each NEO is provided below:

Named Executive Officer	2023 Performance Stock Units (PSUs) Award Grant ($ in thousands)	2023 PSUs Grant Date Fair Value in 2023 – ($ in thousands)	2023 PSUs Grant Date Fair Value in 2024 Summary Compensation and Grants of Plan-Based Award Tables ($ in thousands)
Scott Strazik	$3,000	$1,000	$4,373
Ken Parks	N/A	N/A	N/A
Rachel Gonzalez	$1,750	$583	$2,034
Maví Zingoni	$900	$300	$1,245
Jessica Uhl	N/A	N/A	N/A
2024 One-Time Stock Option Grants (Founders Grant)
In 2024 the CHCC approved Founders Grants to a select group of our top performing business leaders, including our NEOs, in recognition of the central role they are expected to play in the growth of the Company. The grant date fair value of the Founders Grant for Mr. Strazik was $2,977,493 and for the other NEOs was $992,544. The Founders Grants are intended to align the interests of our executives and managers with those of our stockholders since their value will be tied to the appreciation of our stock price and provide both recognition and long-term retention value. They will vest in full on April 2, 2028, the four-year anniversary of GE Vernova’s first trading day as an independent company. Recipients, which include all of the NEOs, were selected based on their performance, leadership, and future potential at GE Vernova. These grants were made under the GE Vernova 2024 Long-Term Incentive Plan. In approving the grants, the CHCC considered market data, which indicated that one-time spin-related long-term incentive grants are a prevalent practice among recent spin-off companies.
2024 Compensation Decisions for our CEO
Following the Spin-Off, the CHCC recommended, and the independent directors of the Board approved, the compensation of our CEO for 2024. In making such a recommendation, the CHCC considered Mr. Strazik’s leadership through the Spin-Off, the relative market-based compensation of chief executive officers in the Peer Group, his individual performance, GE Vernova’s financial and business performance, and his experience. For 2024, the independent directors of the Board set Mr. Strazik’s an annual total compensation target value of $12.9 million including base salary, AEIP, and LTI. The CHCC intends to recommend further increases to Mr. Strazik’s compensation over time to bring his compensation more in line with the market.
Separately, the CHCC, pursuant to a delegation of authority from the independent directors of the Board, awarded Mr. Strazik a 2024 one-time Founders Grant of $3 million. As discussed above, these one-time Stock Option grants were made in connection with the Spin-Off and are intended to align our executives’ interests with those of our stockholders while providing both recognition for strong performance and retentive value over the long term. Below is a chart that sets forth Mr. Strazik’s annual total compensation opportunity, the incremental value recognized in the 2024 Summary Compensation Table attributable to his 2023 PSU award initially granted by GE and the value of his one-time Stock Option grant. Please refer to the Summary Compensation Table on page 37 for additional detail.

2024 CEO Target Compensation to SCT Compensation Bridge ($K)
Departure of Named Executive Officer
On January 31, 2025, we and Ms. Gonzalez entered into a Separation Agreement and Release (Separation Agreement). The Separation Agreement provides that Ms. Gonzalez will depart from the Company on May 16, 2025. She continues to receive her current compensation and benefits until her separation.
The Separation Agreement further provides that if Ms. Gonzalez remains employed by the Company through May 16, 2025, or if prior to May 16, 2025, the Company terminates her employment without cause, her departure shall be treated as a termination without cause, and subject to her timely execution upon her cessation of employment of a supplemental release of claims, she will be entitled to (i) a lump sum payment equal to eighteen (18) months of her current base salary, (ii) contributions to the cost of COBRA continuation for a period of eighteen (18) months, (iii) reimbursement of expenses reasonably incurred for relocation not to exceed $150,000, (iv) consistent with her employment offer letter with the Company, a pro-rated annual bonus for calendar year 2025 based on Company performance, and (v) consistent with the Company’s long-term incentive good leaver program: (x) continued vesting of a pro-rated portion of each outstanding equity award of Company common stock held by Ms. Gonzalez, other than any award designated as a one-time stock option grant, for at least one year from the applicable date of grant and (y) the right to exercise outstanding options until the applicable option expiration date.
Conclusion
GE Vernova’s executive compensation program is designed to attract and retain world-class talent while aligning pay and performance. Guided by our compensation philosophy, our compensation policies are market-aligned and competitive. Through varied and appropriate sets of performance metrics applied across both short-and long-term performance periods, as well as a strong emphasis on equity compensation, our programs incentivize behaviors that lead to strong stockholder returns. Moving forward, the CHCC will continuously monitor our compensation programs to ensure they are market-aligned and optimally designed.

COMPENSATION COMMITTEE REPORT
The Committee has reviewed and discussed the foregoing Compensation Discussion & Analysis (CD&A) with management. Based on our review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024.
Compensation and Human Capital Committee
Arnold Donald (Chair)
Jesus Malave
Martina Hund-Mejean
Kim K.W. Rucker

SUMMARY COMPENSATION TABLE
The table below sets forth the annual compensation earned by our NEOs for the years ended December 31, 2023 and 2024.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value($)(6)	All Other Compensation ($)(7)	Total ($)
Scott Strazik, Chief Executive Officer	2024	1,390,159	0	14,171,334	5,310,664	3,206,385	48,985	198,811	24,326,338
	2023	1,208,333	0	2,094,085	1,799,987	1,550,000	607,455	70,587	7,330,447
Kenneth Parks, Chief Financial Officer	2024	897,124	0	3,598,548	1,689,531	1,190,700	0	104,117	7,480,020
	2023	225,000	2,000,000	5,245,818	0	236,500	0	182,426	7,889,744
Rachel Gonzalez, General Counsel	2024	897,124	0	5,634,044	1,689,531	1,134,000	0	109,544	9,464,243
	2023	675,000	0	2,441,447	0	1,043,460	0	949,160	5,109,067
Maví Zingoni, CEO, Power	2024	1,114,460	506,376	3,856,590	1,490,382	1,497,834	0	156,552	8,622,193
	2023	1,114,111	1,531,633	4,720,501	0	1,348,074	0	163,761	8,878,080
Jessica Uhl, President	2024	1,012,140	0	3,807,835	1,739,270	1,306,444	0	65,486	7,931,175
(1)Salary. Ms. Uhl’s salary was pro-rated from her start date on January 22, 2024. As described on page 30, Mr. Strazik’s salary was increased from $1,250,000 to $1,450,000 following the Spin-Off. For Ms. Zingoni, each of her 2024 and 2023 cash compensation was originally paid in Euros and converted for purposes of this presentation at an exchange rate of approximately $1.08 per €1.00, based on the 2024 and 2023, respectively, average noon buying rates certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
(2)Bonus. Amounts in this column reflect sign-on bonuses that were paid during 2024, which are subject to repayment under the circumstances described under “Potential Termination Payments—Employment Agreements and Offer Letters” below. For the 2024 AEIP, see “Non-Equity Incentive Plan Compensation” below.
(3)Stock Awards. Represents the aggregate grant date fair value of PSU and RSU awards pursuant to FASB ASC Topic 718, Compensation – Stock Awards. The assumptions used to calculate the grant date fair value of PSU and RSU awards are set forth in Note 17 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The value is reflective of the amount the Company expects to expense for accounting purposes over the awards’ vesting schedules and does not correspond to the actual values that NEOs will realize from the award.

In 2024 the NEOs had certain one-time equity events that will not recur in 2025. First, the NEOs' grant date fair values, except Mr. Parks and Ms. Uhl, include additional incremental fair values for the 2023 PSUs made by GE, discussed in more detail below and in the CD&A (page 19). In addition, the NEOs received one-time Founders Grant stock option awards as part of the Spin-Off that will cliff vest in 4 years, which are discussed in more detail in the CD&A. The target value of these one-time Founders Grants was $3M for our CEO and $1M for the other NEOs.

2023 PSUs. For Mr. Strazik and Mses. Gonzalez and Zingoni, the Stock Awards value includes the fair value of their 2023 PSUs originally granted by GE (as described above), as well as the grant date fair value of the 2024 LTI stock awards granted by the CHCC. For the 2023 PSUs (which converted to GE Vernova awards at the time of the Spin-Off), performance was to be based on an average of three one-year performance periods, but financial targets were only set for the 2023 performance period at the time of grant. In connection with the Spin-Off, the GE MDCC made the determination to certify financial performance for 2023 based on results against such targets, and to further certify performance for the 2024 and 2025 performance periods at target levels.

Because the GE MDCC set the GE Vernova payouts for the 2023 PSU awards for all three performance years (even though financial targets had only been set for the first year), the fair value for the remaining two years is required to be included in the 2024 Summary Compensation Table under applicable accounting rules. Although the target number of shares underlying the 2023 PSUs for the remaining two performance periods of the grant did not change, GE’s share price increased significantly from the grant date in 2023 to the date on which the GE MDCC certified performance for 2024 and 2025 at target levels. As a result, the accounting valuation for these awards reflected in the “Stock Award” column of the Summary Compensation Table is substantially higher than their target award value. The impact from the additional expense recognition of the 2023 PSU awards is provided below:

Named Executive Officer	2023 Performance Share Unit (PSUs) Award Grant ($ in thousands)	2023 PSUs Grant Date Fair Value in 2023 ($ in thousands)	2023 PSUs Grant Date Fair Value in 2024 Summary Compensation and Grants of Plan-Based Award Tables ($ in thousands)
Scott Strazik	$3,000	$1,000	$4,373
Ken Parks	N/A	N/A	N/A
Rachel Gonzalez	$1,750	$583	$2,034
Maví Zingoni	$900	$300	$1,245
Jessica Uhl	N/A	N/A	N/A
2024 PSUs. Additionally, the grant date fair values of 2024 RSUs are meaningfully higher than their target values due to an increase in GE Vernova’s stock price from the price used to translate target dollar values into shares (Conversion Price), which was $139.2059 (representing the average closing price from the 30-day period beginning on the day of the Spin-Off), to the grant date fair value of such awards. The Company chose to use a Conversion Price as close to a typical annual equity grant date as possible in order to maintain consistency in annual grant timing. Starting in 2025, the Company’s annual equity grants use a Conversion Price based on the 30-day average closing price, inclusive of grant date, and vest on March 1.
Assuming the highest level of financial performance conditions were achieved, the fair value for the 2024 PSUs included in the “Stock Awards” column would be approximately $10,977,369 for Mr. Strazik; $4,044,412 for Mr. Parks; $4,044,412 for Ms. Gonzalez; $2,888,866 for Ms. Zingoni; and, $4,333,299 for Ms. Uhl. For clarity this excludes the 2023 PSUs granted in 2024, as the performance for those awards was certified at target.
(4)Option Awards. Aggregate grant date fair value of option awards granted in 2024. These amounts reflect the accounting expense and do not correspond to the actual value that the named executive officers will realize. GEV valued stock options using a Black-Scholes option pricing model. Key assumptions used in the Black-Scholes valuation for stock options granted during 2024 generally include: risk-free rate of 4.3%, dividend yield of 0%, expected volatility of 30%, and expected term of 6.8 years. See the “2024 Grants of Plan-Based Awards Table” below for additional information on 2024 grants.
(5)Non-Equity Incentive Plan Compensation. Amounts earned under the AEIP for 2024. See the “Grants of Plan-Based Awards Table” on beginning on page 38 for additional information on the AEIP.
(6)Change in Pension Value. Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions, increases in age, any additional service, and compensation, as applicable. See “Pension Benefits” beginning on page 42 for additional information on these benefits.
(7)All Other Compensation. GE Vernova provides its executives with other benefits that it believes are market-competitive and contribute to attraction and retention of top talent. The costs of these benefits for 2024, minus any reimbursements by the NEOs, are shown in the table below:

	Life Insurance Premiums ($)(1)	Company Contributions to Retirement Plans ($)(2)	Company Credits to Restoration Plan ($)(3)	Relocation Benefits ($)(4)	Relocation Tax Benefits ($)(5)	Other ($)(6)	Total ($)
Scott Strazik, Chief Executive Officer	27,066	24,150	n/a	0	0	147,595	198,811
Kenneth Parks, Chief Financial Officer	0	24,150	46,926	18,071	14,967	2	104,117
Rachel Gonzalez, General Counsel	0	24,150	75,170	0	0	10,224	109,544
Maví Zingoni, CEO, Power	0	114,331	n/a	0	0	42,221	156,552
Jessica Uhl, President	0	18,785	46,700	0	0	2	65,486
(1)Life Insurance Premiums. Represents taxable payments to cover premiums for universal life insurance policies. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated NEOs totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated NEOs with coverage of 2X their annual pay (salary plus most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level.
(2)Company Contributions to Defined Contribution Retirement Plans. U.S. participants generally are eligible for contributions under the Retirement Savings Plan, consisting of matching contributions equaling up to 4% of eligible pay and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Amounts for US participants include contribution amounts transferred at the Spin-Off to the GE Vernova plan. Ms. Zingoni is eligible for contributions under a local retirement plan in Spain, consisting of contributions up to 10% of eligible pay, up to applicable pay limits, if she elects to participate and makes the required contributions.
(3)Company Credits to Restoration Plan. Represents credits under the Restoration Plan for U.S. participants, including accrual amounts transferred at the Spin-Off to the GE Vernova plan, consisting of 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans.
(4)Relocation Benefits. Expenses for relocating the NEOs and their families in connection with their hiring from outside GE Vernova. These benefits allow us to recruit the best executives from all over the world regardless of where they are based.
(5)Relocation Tax Benefits. Tax gross up provided in connection with new hire relocations.
(6)Other. Total amount of other perquisites or personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites or personal benefits for the NEO, except as otherwise set forth herein. These other perquisites or personal benefits for Mr. Strazik included $52,777 in expenses associated with the cost of home security, and $64,825 for aggregate incremental costs associated with personal use of the Company’s leased private aircraft. Furthermore, Mr. Strazik’s other personal benefits included cost associated with event attendance, financial counseling, and car services. For Ms. Zingoni, these other personal benefits include costs associated with financial counseling, insurance, health insurance, a car allowance, and lunch allowance. For Ms. Gonzalez, these other personal benefits include costs associated with financial counseling, car service fees, and a company FICA payment. For Mr. Parks, these other personal benefits include costs associated with a company FICA payment. We determine the incremental cost of the personal use of our leased corporate aircraft based on the actual invoiced amount from our third-party providers for the variable costs incurred on each trip, such as billed hourly fees, travel expenses for international flights and fuel costs.

GRANTS OF PLAN-BASED AWARDS
The following table shows AEIP and PSU, RSU, and Stock Option awards granted by GE Vernova to our NEOs in 2024. Please refer to “Annual Bonus Executive Incentive Plan” beginning on page 27 for a description of the Company’s AEIP and “Long-Term Incentive Program” beginning on page 28 for more information on each of the LTI award types.

Name	Grant Date and Approval Date		Type		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards ($/SH)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Scott Strazik			AEIP	195,750	1,957,500	3,915,000	—	—	—	—	—	—	—
	3/6/2024		PSU	—	—	—	23,919	29,899	35,879	—	—	—	4,373,364
	4/2/2024	(7)		—	—	—	—	—	—	—	—	—	441,423
	4/2/2024	(8)		—	—	—	—	—	—	—	—	—	151,705
	5/16/2024		RSU	—	—	—	—	—	—	20,474	—	—	3,406,874
	5/16/2024		PSU	—	—	—	6,825	34,123	68,246	—	—	—	6,239,391
	5/16/2024		Option	—	—	—	—	—	—	—	29,628	166.40	1,891,748
	6/3/2024		Option	—	—	—	—	—	—	—	42,481	170.37	2,977,493
Kenneth Parks			AEIP	90,000	900,000	1,800,000	—	—	—	—	—	—	—
	4/2/2024	(8)		—	—	—	—	—	—	—	—	—	44,603
	5/16/2024		RSU	—	—	—	—	—	—	7,543	—	—	1,255,155
	5/16/2024		PSU	—	—	—	2,515	12,572	25,144	—	—	—	2,298,790
	5/16/2024		Option	—	—	—	—	—	—	—	10,916	166.40	696,987
	6/3/2024		Option	—	—	—	—	—	—	—	14,161	170.37	992,544
Rachel Gonzalez			AEIP	90,000	900,000	1,800,000	—	—	—	—	—	—	—
	3/6/2024		PSU	—	—	—	10,562	13,203	15,844	—	—	—	2,033,678
	4/2/2024	(8)		—	—	—	—	—	—	—	—	—	46,421
	5/16/2024		RSU	—	—	—	—	—	—	7,543	—	—	1,255,155
	5/16/2024		PSU	—	—	—	2,515	12,572	25,144	—	—	—	2,298,790
	5/16/2024		Option	—	—	—	—	—	—	—	10,916	166.40	696,987
	6/3/2024		Option	—	—	—	—	—	—	—	14,161	170.37	992,544
Mavi Zingoni			AEIP	111,446	1,114,460	2,228,920	—	—	—	—	—	—	—
	3/6/2024		PSU	—	—	—	6,468	8,085	9,702	—	—	—	1,245,386
	4/2/2024	(8)		—	—	—	—	—	—	—	—	—	72,648
	5/16/2024		RSU	—	—	—	—	—	—	5,388	—	—	896,563
	5/16/2024		PSU	—	—	—	1,796	8,980	17,960	—	—	—	1,641,993
	5/16/2024		Option	—	—	—	—	—	—	—	7,797	166.40	497,838
	6/3/2024		Option	—	—	—	—	—	—	—	14,161	170.37	992,544
Jessica Uhl			AEIP	103,686	1,036,860	2,073,720	—	—	—	—	—	—	—
	5/16/2024		RSU	—	—	—	—	—	—	8,082	—	—	1,344,845
	5/16/2024		PSU	—	—	—	2,694	13,470	26,940	—	—	—	2,462,990
	5/16/2024		Option	—	—	—	—	—	—	—	11,695	166.40	746,726
	6/3/2024		Option	—	—	—	—	—	—	—	14,161	170.37	992,544
(1)Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Amounts shown are the target potential payouts under the AEIP for 2024. The payout under the 2024 AEIP can range from zero for below threshold performance to a maximum of 200% of target for our NEOs. The actual 2024 AEIP payouts for our named executive officers are reported in the Summary Compensation Table.
(2)Estimated Future Payouts Under PSUs. Amounts shown are the threshold, target and maximum number of shares that could be earned under PSU awards granted in 2024. The payout of the 2024 PSU awards can range from zero for below threshold performance against both performance measures to a maximum of 200% of target, based on the maximum level of achievement of the performance measures. The amounts in this table reflect the portions of the 2024 PSUs tied to performance goals for 2024 which were set at the time of grant.
(3)Represents the number of RSUs granted as 2024 LTI awards.

(4)Represents the number of stock options granted as 2024 LTI awards.
(5)Represents the close price of GE Vernova common stock on the NYSE on the grant date.
(6)Grant Date Fair Value of Awards. Generally, the aggregate grant date fair value is the amount that GE Vernova expects to expense in its financial statements over the award's vesting schedule.
(a)For stock options, grant date fair value is calculated using the Black-Scholes value of each option on the grant date.
(b)For RSUs, grant date fair value is calculated based on the close price of GE Vernova common stock on the NYSE on the grant date.
(c)For PSUs, the actual value of units received will depend on achievement of the performance goals, as described in the “2024 Executive Compensation Program Detail” above. Grant date fair value is calculated by multiplying the per unit value of the award by the number of units at target, adjusted for the relative TSR modifier using a Monte Carlo simulation.
(7)Amounts represent the incremental increase in fair value related to the conversion of outstanding GE stock options to GE Vernova stock options on April 2, 2024. The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following stock option awards for Mr. Strazik: 9/5/2014 grant date with an incremental expense of $11,871; 9/11/2015 grant date with an incremental expense if $27,940; 9/30/2016 grant date with an incremental expense of $44,117; 11/17/2017 grant date with an incremental expense of $43,270; 1/29/2018 grant date with an incremental expense of $20,827; 3/1/2021 grant date with an incremental expense of $80,511; 3/1/2022 grant date with an incremental expense of $126,152; and 3/1/2023 grant date with an incremental expense of $86,735
(8)Amounts represent the incremental increase in fair value related to the conversion of outstanding GE RSU and PSU awards to GE Vernova RSU and PSU awards on April 2, 2024. The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following RSU and PSU awards for Mr. Strazik: 9/3/2020 grant date with an incremental expense of $61,365; 3/1/2022 grant date with an incremental expense of $6,573; 3/1/2023 grant date with an incremental expense of $15,519; and, 3/1/2023 grant date with an incremental expense of $68,248. The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following RSU award for Mr. Parks: 12/1/2023 grant date with an incremental expense of $44,603. The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following RSU and PSU awards for Ms. Gonzalez: 4/3/2023 grant date with an incremental expense of $19,920; and, 4/3/2023 grant date with an incremental expense of $26,500. The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following RSU and PSU awards for Ms. Zingoni: 2/9/2023 grant date with an incremental expense of $45,148; 3/1/2023 grant date with an incremental expense of $11,340; and 3/1/2023 grant date with an incremental expense of $16,160.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
The following table shows the NEOs’ outstanding stock and option grants as of year-end. It includes unexercised options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2024. The number of shares underlying included in the following table reflects both the pre-Spin-Off equity awards granted by GE to our NEOs, as applicable and as converted to GE Vernova equity awards at the time of the Spin-Off and the post-Spin-Off equity awards granted by GE Vernova Inc. to our NEOs(1).

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (exercisable) (#)	Number of Securities Underlying Unexercised Options (un- exercisable) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (RSUs) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Number of Unearned Shares That Have Not Vested (PSUs) (#)	Market Value of Unearned Shares That Have Not Vested ($)(1)
Scott Strazik	9/11/2015	17,798	0	126.21	09/11/2025	—	—	—	—
	9/30/2016	21,754	0	149.78	09/30/2026	—	—	—	—
	11/17/2017	22,742	0	92.13	11/17/2027	—	—	—	—
	1/29/2018	24,719	0	82.34	01/29/2028	—	—	—	—
	3/1/2021	44,119	0	68.98	03/01/2031	—	—	—	—
	3/1/2022(2)	34,239	34,239	60.73	03/01/2032	—	—	—	—
	3/1/2023(3)	0	66,558	67.75	03/01/2033	—	—	—	—
	5/16/2024(4)	0	29,628	166.40	05/16/2034	—	—	—	—
	6/3/2024(5)	0	42,481	170.37	06/03/2034	—	—	—	—
	3/1/2022(6)	—	—	—	—	7,845	2,580,456	—	—
	3/1/2023(7)	—	—	—	—	17,991	5,917,780	—	—
	5/16/2024(8)	—	—	—	—	20,474	6,734,513	—	—
	3/1/2023(9)	—	—	—	—	67,272	22,127,779	—	—
	5/16/2024(10)	—	—	—	—	—	—	34,123	11,224,078
Kenneth Parks	5/16/2024(4)	—	10,916	166.40	05/16/2034	—	—	—	—
	6/3/2024(5)		14,161	170.37	06/03/2034	—	—	—	—
	12/1/2023(11)	—	—	—	—	35,460	11,663,858	—	—
	5/16/2024(8)	—	—	—	—	7,543	2,481,119	—	—
	5/16/2024(10)	—	—	—	—	—	—	12,572	4,135,308
Rachel Gonzalez	5/16/2024(4)	—	10,916	166.40	5/16/2034	—	—	—	—
	6/3/2024(5)	—	14,161	170.37	6/3/2034	—	—	—	—
	4/3/2023(12)	—	—	—	—	23,813	7,832,810	—	—
	5/16/2024(8)	—	—	—	—	7,543	2,481,119	—	—
	4/3/2023(9)	—	—	—	—	29,706	9,771,195	—	—
	5/16/2024(10)	—	—	—	—	—	—	12,572	4,135,308

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (exercisable) (#)	Number of Securities Underlying Unexercised Options (un- exercisable) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (RSUs) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Number of Unearned Shares That Have Not Vested (PSUs) (#)	Market Value of Unearned Shares That Have Not Vested ($)(1)
Mavi Zingoni	5/16/2024(4)	—	7,797	166.40	5/16/2034	—	—	—	—
	6/3/2024(5)	—	14,161	170.37	6/3/2034	—	—	—	—
	2/9/2023(13)	—	—	—	—	53,910	17,732,616	—	—
	3/1/2023(7)	—	—	—	—	13,493	4,438,252	—	—
	5/16/2024(8)	—	—	—	—	5,388	1,772,275	—	—
	3/1/2023(9)	—	—	—	—	18,191	5,983,566	—	—
	5/16/2024(10)	—	—	—	—	—	—	8,980	2,953,791
Jessica Uhl	5/16/2024(4)	—	11,695	166.40	5/16/2034	—	—	—	—
	6/3/2024(5)	—	14,161	170.37	6/3/2034	—	—	—	—
	5/16/2024(8)	—	—	—	—	8,082	2,658,412	—	—
	5/16/2024(10)	—	—	—	—	—	—	13,470	4,430,687
(1)The market value of RSUs and PSUs is calculated by multiplying the closing price of GEV common stock on the NYSE as of December 31, 2024 (the last business day of the fiscal year), which was $328.93, by the number of target shares underlying each award.
(2)The remaining unvested stock options will vest on March 1, 2025.
(3)The remaining unvested stock options will vest in equal increments on March 1, 2025 and March 1, 2026.
(4)The remaining unvested stock options will vest in equal increments on March 1, 2025, March 1, 2026, and March 1, 2027.
(5)The remaining unvested stock options will vest on April 2, 2028.
(6)The remaining unvested RSUs will vest on March 1, 2025.
(7)The remaining unvested RSUs will vest in equal increments on March 1, 2025 and March 1, 2026.
(8)The remaining unvested RSUs will vest in equal increments on March 1, 2025, March 1, 2026, and March 1, 2027.
(9)The remaining unvested RSUs will vest on March 1, 2026. These RSUs represent the 2023 PSUs that converted to RSUs at the time of the Spin-Off.
(10)The PSUs will vest on March 1, 2027, subject to the certification by the CHCC that the performance conditions have been achieved, unless otherwise stated. For further detail on the terms and conditions of the 2024 PSU awards, see ”Compensation Discussion and Analysis- 2024 Compensation Decisions for NEOs” above.
(11)The remaining unvested RSUs will vest in equal increments on December 1, 2025 and December 1, 2026.
(12)The remaining unvested RSUs will vest in equal increments on April 3, 2025 and April 3, 2026.
(13)The remaining unvested RSUs will vest in equal increments on February 9, 2025 and February 9, 2026.

OPTION EXERCISES AND STOCK VESTED TABLE
The following table shows the number of shares the NEOs acquired and the values they realized upon the exercise of stock options and the vesting of RSUs during 2024. During the year, only Mr. Strazik exercised stock options, which were expiring in 2024, and none of them had PSUs that were earned. Only Mr. Strazik and Mr. Parks had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions.

	GE Vernova Option Awards		GE Vernova Stock Awards (PSUs and RSUs)		GE Stock Awards (PSUs and RSUs)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Scott Strazik	14,832	779,088	73,337	14,306,138	50,456	7,976,841
Kenneth Parks	0	0	17,730	5,933,256	0	0
Rachel Gonzalez	0	0	0	0	0	0
Mavi Zingoni	0	0	0	0	0	0
Jessica Uhl	0	0	0	0	0	0
(1)Amount represents pre-tax value on exercise or vesting, as applicable, based on the market value of GE Vernova’s common stock on the NYSE on the exercise date or vesting date, as applicable, minus, in the case of exercise of stock options, the exercise price.
(2)Amount represents pre-tax value on vesting of equity awards granted by GE under GE’s equity compensation plan, based on the market value of GE common stock on the NYSE on vesting date, with vesting in 2024 prior to Spin-Off.
PENSION BENEFITS
Mr. Strazik is our only NEO eligible for benefits under the retirement plans described below.
Pension Plan. The Pension Plan is a funded, broad-based tax-qualified retirement program for U.S.-based employees that is closed to new participants. Effective January 1, 2021, participants with salaried benefits (including Mr. Strazik) stopped accruing benefits (and making contributions) under this plan. For Mr. Strazik, the plan benefits are based primarily on a formula that provided an annual benefit accrual through 2020 equal to 1.45% of his earnings (base salary and up to one-half of bonus payments) for each year of employment (through 2020) up to a covered compensation amount and 1.9% of his earnings for the year in excess of covered compensation, subject to tax code limitations and plan terms. Mr. Strazik’s benefits under the plan are fully vested. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options. Mr. Strazik is eligible for retirement at age 60 without any reduction in benefits.
Supplementary Pension Plan. The Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is closed to new participants and provides the benefits described below.
Supplementary Pension Benefit. The Supplementary Pension benefit is an annuity benefit above amounts available under the Pension Plan. Effective January 1, 2021, participants (including Mr. Strazik) stopped accruing this benefit. Employees generally must remain continuously employed until age 60 in order to vest in the Supplementary Pension benefit. The annual Supplementary Pension benefit, when combined with certain amounts payable under other pension programs and Social Security, will equal 1.75% of his earnings credited for retirement benefits multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The earnings credited for retirement benefits are his average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to December 31, 2020. The Supplementary Pension benefit would be provided to Mr. Strazik after retirement as monthly payments for life (with a guaranteed minimum benefit of five years), and could not be received in a lump sum. The plan also provides for spousal joint and survivor annuity options. Mr. Strazik is eligible for retirement at age 60 without any reduction in benefits.

Executive Retirement Benefit. After the Supplementary Pension benefit stopped accruing, Mr. Strazik began accruing an Executive Retirement Benefit beginning January 1, 2021. The Executive Retirement Benefit for Mr. Strazik’s position equals, for each year of credited service as an officer, 18% of average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement. The benefit would be provided after retirement as 10 equal annual installment payments. Mr. Strazik is eligible for retirement at age 60 but would be subject to a reduction in benefits of up to 25% for retirement prior to age 65.
Excess Benefits Plan. The Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the Pension Plan are limited by certain tax code provisions. Effective January 1, 2021, participants stopped accruing benefits under this plan. Benefits payable under this plan are equal to the amount that would be payable under the terms of the Pension Plan disregarding tax code limitations, minus the amount actually payable under the Pension Plan taking those limitations into account, and are generally payable at the same time and in the same manner as permitted under the Pension Plan.
Pension Benefits Table
The table below shows the present value of the accumulated benefit under each plan as of December 31, 2024.

Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)				Payment During Last Fiscal Year
		Pension Plan	Supplementary Pension Benefit	Executive Retirement Benefit	Excess Benefits Plan
Scott Strazik	20	599,443	2,672,017	618,183	0	0
Kenneth Parks	—	—	—	—	—	—
Rachel Gonzalez	—	—	—	—	—	—
Mavi Zingoni	—	—	—	—	—	—
Jessica Uhl	—	—	—	—	—	—
(1)No further accruals of benefits under the Pension Plan and the Supplementary Pension benefit are permitted for service after 2020. For purposes of the Executive Retirement Benefit, Mr. Strazik’s credited service is limited to his service on and after January 1, 2021. None of Mr. Parks or Mses. Gonzalez, Zingoni, and Uhl were eligible to participate in these plans.
(2)The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2024. It also includes the value of contributions made by the executive. For purposes of calculating the present value, we assume that Mr. Strazik will remain in service until the age at which he may retire without any reduction in benefits, which is age 60 for the Pension Plan and the Supplementary Pension benefit and age 65 for the Executive Retirement Benefit. We also assume that benefits are payable under available forms of annuity consistent with assumptions used for annual pension valuations. These assumptions include the statutory discount rate assumption of 5.67% for the Pension Plan and 5.67% for the Supplementary Pension Plan and Excess Benefits Plan. The postretirement mortality assumption used for present value calculations for U.S. retirees is the Pri2012 Healthy Retiree mortality table projected to 2016, adjusted for company experience and factoring in projected generational improvements.
DEFERRED COMPENSATION
Restoration Plan
Our NEOs in the U.S. who became executives of GE on or after January 1, 2021, and then became executives of GE Vernova in connection with the Spin-Off, accrue benefits under the Restoration Plan. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans ($345,000 for 2024). The annual credits are notionally invested as elected by the participant in earnings options that mirror the investment options available under the broad-based tax qualified Retirement Savings Plan. Participants may change their election up to 12 times per quarter. GEV makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in their Restoration Plan accounts after three years of service. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.

Nonqualified Deferred Compensation Table

Name	Executive Contribution in Last Fiscal year ($)	Registrant Contribution in Last Fiscal year ($)(1)	Aggregate Earnings in Last Fiscal Year	Aggregate/ Withdrawals Distributions ($)	Aggregate Balance at Last Fiscal Year End
Scott Strazik	—	—	—	—	—
Kenneth Parks	—	46,926	—	—	46,926
Rachel Gonzalez	—	75,170	3,036	—	100,997
Mavi Zingoni	—	—	—	—	—
Jessica Uhl	—	46,700	—	—	46,700
(1)These credits under the Restoration Plan were accrued on December 15, 2024 and credited to the participant's plan balance in January 2025. Such amounts are reported as compensation in the Summary Compensation Table above.
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had one of our NEO’s employment terminated on December 31, 2024. For this hypothetical calculation, we have used each NEO’s compensation and service levels as of this date (and, where applicable, GE Vernova’s closing stock price on the NYSE on December 31, 2024). Because many factors (e.g., the time of year when the event occurs, GE Vernova’s stock price, and the NEO’s age) could affect the nature and amount of benefits an NEO could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the Retirement Savings Plan.
Employment Agreements and Offer Letters
Kenneth Parks. The at-will offer letter with Mr. Parks, dated August 21, 2023, provides that Mr. Parks is eligible to receive (i) an annual salary of $900,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 85% of base salary (increasing to 100% of base salary after completion of the Spin-off), (iii) sign-on equity awards with a grant date fair value of $5 million, vesting 1/3 annually over three years, (iv) annual equity awards with a grant date fair value of $3.5 million, (iv) a special cash sign-on bonus of $2,000,000, which is subject to repayment if Mr. Parks resigns prior to the second anniversary of his start date or is found to have engaged in conduct constituting “cause” during his employment and (v) relocation benefits under GE Vernova’s U.S. relocation policy. During the term of employment, Mr. Parks will be eligible to participate in employee benefit plans as in effect from time to time.
Mavi Zingoni. The local law employment agreement with Ms. Zingoni, dated September 23, 2022, provides that Ms. Zingoni, as an employee located in Spain, is eligible to receive (i) an annual salary of €1,030,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 100% of base salary, (iii) sign-on equity awards with a grant date fair value of $3.5 million, vesting 50% on the second anniversary of grant and 50% on the third anniversary of grant, subject to accelerated vesting upon a termination without “cause” or mutual separation before the applicable vesting date, (iv) annual equity awards with a grant date fair value of $1.8 million, and (v) a special cash sign-on bonus, of which €1,416,000 was to be paid within 30 days of her start date and the remaining €468,000 paid on the first anniversary of her start date, in each case subject to repayment if Ms. Zingoni resigns prior to the first anniversary of her start date or is found to have engaged in conduct constituting “cause” during her employment. In consideration of a post-contractual 12-month noncompetition provision, Ms. Zingoni’s employment agreement provides that she will be entitled to compensation following her termination of employment with a total amount equal to 60% of her gross annual fixed remuneration under the employment agreement, paid monthly following termination and during the enforceability of the non-compete obligation, which, assuming a termination on December 31, 2024, would have an aggregate value of approximately $670,000. In addition, to the extent she is eligible under local law or policy, she may receive a termination benefit of 33 days of pay (generally consisting of salary and bonus) for each year of completed service. See below for the value of accelerated vesting of her equity awards.

Rachel Gonzalez. The at-will offer letter with Ms. Gonzalez, dated February 27, 2023, provided that Ms. Gonzalez is eligible to receive (i) an annual salary of $900,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 85% of base salary (increasing to 100% of base salary after completion of the Spin-Off), and (iii) for calendar year 2023, equity awards with a grant date fair value of $3.5 million, of which 50% are RSUs and 50% are PSUs (subject to accelerated vesting in the event that the Spin-Off does not occur on or before December 31, 2024). During the term of employment, Ms. Gonzalez is eligible to participate in employee benefit plans as in effect from time to time. The offer letter provides that upon a termination without “cause” or for “good reason”, upon a death or disability, or upon a change in control in which she does not receive a comparable offer, Ms. Gonzalez is entitled to receive severance of a lump sum payment equal to 12 months of base salary and (if employed through the first quarter of the year of termination) a pro-rated AEIP payment. Assuming a qualifying termination on December 31, 2024, Ms. Gonzalez would have been entitled to a severance payment of $900,000 (excluding any AEIP payment). On January 31, 2025, GE Vernova and Ms. Gonzalez entered into a Separation Agreement. Please see page 35 for a discussion regarding relevant terms.
Jessica Uhl. The at-will offer letter with Ms. Uhl, dated January 15, 2024, provides that Ms. Uhl is eligible to receive (i) an annual salary of $1,100,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 100% of base salary, and (iii) for calendar year 2024, equity awards with a grant date fair value of $3.750 million, of which 50% are RSUs and 50% are PSUs. During the term of employment, Ms. Uhl will be eligible to participate in employee benefit plans as in effect from time to time. The offer letter provides that upon a termination without “cause” or for “good reason”, upon a death or disability, or upon a change in control in which she does not receive a comparable offer, Ms. Uhl is entitled to receive severance of a lump sum payment equal to 12 months of base salary and (if employed through the first quarter of the year of termination) a pro-rated AEIP payment. Assuming a qualifying termination on December 31, 2024, Ms. Uhl would have been entitled to a severance payment of $1,100,000 (excluding any AEIP payment).
For purposes of the above offer letters, “good reason” generally includes any of the following without the officer’s consent: reduction in target compensation; material breach by the company of any material provision of the offer letter or other agreement; or a material, adverse change in title, authority, duties, responsibilities or reporting relationships. For Ms. Gonzalez, “good reason” includes the Spin-Off not occurring on or prior to December 31, 2024.
U.S. Executive Severance Plan
In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, the GE Vernova U.S. Executive Severance Plan was adopted effective April 2024. Eligible executives who experience an employer-initiated elimination of position, termination of employment that is not for “cause,” or a change in position, and in any such event who are not offered a “suitable position,” receive between 6 and 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. For purposes of this plan, a “suitable position” includes a position that is within the same career band, within 50 miles of the prior job location and would not result in more than a 20% decrease in combined base salary and annual incentive award opportunity. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to the plan sponsor, our subsidiary Ropcor, Inc., which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation, and other covenants. Mr. Strazik and Mr. Parks are eligible to participate under the plan at the 18-month level. Assuming a qualifying termination on December 31, 2024, the amount of the severance payment would have been $2,175,000 for Mr. Strazik and $1,350,000 for Mr. Parks, in each case plus outplacement services (excluding any AEIP payment).
Under the executive severance plan, the following terms have the meanings set forth below:
•“Cause” generally means: (i) breach of any confidentiality, non-solicitation, non-competition, or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement, or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company’s policies and procedures.
•“Suitable position” generally means a position providing at least 80% of the executive’s base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third party in an outsourcing arrangement, the position must also be within 50 miles of the executive’s job location and in the same career band.

Executive Change in Control Severance Benefits Policy
On September 5, 2024, the CHCC approved an Executive Change in Control Severance Benefits Policy (Change in Control Policy) for our U.S. executive officers and certain other U.S. employees (Covered Executives). The Change in Control Policy supersedes our U.S. Executive Severance Plan to the extent a Covered Executive would be eligible to receive severance benefits under the U.S. Executive Severance Plan as a result of a termination that constitutes both a “Qualifying Termination” under such plan and a Covered Termination (as defined below) under the Change in Control Policy.
Under the terms of the Change in Control Policy, if the employment of a Covered Executive is terminated by us without Cause (as defined in the Change in Control Policy) or by the Covered Executive for Good Reason (as defined in the Change in Control Policy), in either case within the twenty-four (24) month period following the first date on which a Change in Control (as defined in the Change in Control Policy) occurs (a “Covered Termination”), subject to certain conditions, we will pay the Covered Executives an amount equal to the sum of 150% of the Covered Executive’s (200% for the Chief Executive Officer) then-current annual base salary (or his or her annual base salary in effect prior to the Change in Control, if greater), plus 150% of the Covered Executive’s (200% for the Chief Executive Officer) target annual bonus for the year in which the Covered Termination occurs (or, if greater, his or her target annual bonus for the year in which the Change in Control occurs). Assuming a Covered Termination on December 31, 2024, the payment would have been $6,815,000 for Mr. Strazik and $2,700,000 for Mr. Parks (excluding any AEIP payment).
In the event of a Covered Termination, each Covered Executive would also be entitled to receive (x) his or her earned but unpaid annual bonus for the most recently completed fiscal year, (y) a pro rata annual bonus for the then current year and (z) except as otherwise provided in the applicable award agreement, full vesting acceleration of his or her then-outstanding equity awards that are substituted or assumed by the successor company and that vest based solely on the passage of time. In the event of a Change in Control, except as otherwise provided in the applicable award agreement, the performance period of a Covered Executive’s then-outstanding equity awards that vest based on the achievement of one or more performance goals will be deemed to end on the day immediately prior to the Change in Control, and the performance goals shall be deemed achieved at the greater of target level performance or actual performance, as determined by the Board, with any applicable continued employment criteria continuing to apply. In the event of a Covered Termination, any such awards that are substituted or assumed by the successor company in connection with the Change in Control shall be treated as described in (z) above.
Benefits under the Change in Control Policy will be reduced to the extent of certain other severance-related benefits, including pursuant to an employment agreement or offer letter and/or pursuant to applicable law, that the Covered Executive may be entitled to receive outside of the Change of Control Policy. If the plan administrator of the Change in Control Policy reasonably determines in good faith that a Covered Executive has failed to comply with the terms of the Change in Control Policy, we may require the Covered Executive to repay any benefits he or she received, and cancel any benefits he or she has not yet received, under the Change in Control Policy.
Good Leaver Policy
GE Vernova has established a policy that allows for continued equity vesting on a limited basis in the case of certain terminations (the Good Leaver policy), as determined by GE Vernova in its sole discretion. This policy helps further protect the interests of both GE Vernova and shareholders upon exit of the employee by requiring separation agreements, which include restrictive covenants that are critical to protect GE Vernova from legal action and other threats, to be signed by the departing employee. In exchange for signing this agreement, as part of the policy the departing employee would receive limited, standardized equity benefits as described below, pursuant to the policy.
•100% of equity held for less than 1 year from the grant date at the time of separation would be forfeited upon separation
•A prorated portion of equity held for longer than 1 year from the grant date at the time of separation would continue to vest according to its original vesting schedule. Proration would be determined based on time served during the vesting period for each applicable grant. PSUs would pay out at the lesser of actual or target.
•If the separation agreement is violated by the former employee, all equity that remains unvested would be forfeited.
The policy is only available for separations initiated by GE Vernova except as otherwise determined by GE Vernova in its sole discretion. This policy is not available in cases of dismissal for cause, dismissal for performance reasons, or dismissal for behavioral reasons, aside from extreme exceptions as determined by GE Vernova in its sole discretion.

Potential Termination Payments (Equity Awards)
The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the NEO’s employment had been terminated for the specified reason on December 31, 2024. Intrinsic value is based upon GE Vernova’s stock price on the NYSE on December 31, 2024 (the last business day of the fiscal year), minus the exercise price in the case of stock options. Our NEOs generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued) unless they satisfy the conditions for retirement eligibility.

	Death/Disability(1)		Termination Without Cause(2)	Retirement(3)		Good Leaver(4)
Name	Stock Options ($)	RSUs/PSUs ($)	RSUs ($)	Stock Options ($)	RSU/PSUs ($)	RSUs ($)	Options ($)
Scott Strazik	38,117,744	48,584,606		N/A	N/A	19,468,051	18,820,242
Kenneth Parks	4,019,546	18,280,285		N/A	N/A	489,448
Rachel Gonzalez	4,019,546	24,220,432		N/A	N/A	10,424,121
Mavi Zingoni	3,512,615	32,880,501	17,732,616	N/A	N/A	17,560,915
Jessica Uhl	4,146,157	7,089,099		N/A	N/A	$0
(1)Upon death or disability, unvested options, RSUs and PSUs would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date. PSUs would remain subject to the achievement of the performance objectives. For the 2024 PSUs, amounts reflect the full amount of the grant, and assume the achievement of applicable performance objectives at the target level. For these purposes, “disability” generally means the executive being unable to perform his or her job.
(2)See the description of Ms. Zingoni’s offer letter above for treatment on a termination without cause. Excludes vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition (not including the Spin-Off).
(3)Unvested options, RSUs, and PSUs held for at least one year from grant date would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs would remain subject to the achievement of the performance objectives. For these purposes, “retirement” generally means reaching the applicable retirement age, defined under the equity plan as age 60 with at least five years of service, unless otherwise provided in an award agreement. None of the NEOs were eligible for “retirement” under the equity plan on December 31, 2024.
(4)See the description of our Good Leaver Policy above for more information.
Potential Termination Payments (Pension Benefits)
Mr. Strazik is our only named executive officer participating in defined benefit pension plans. The years of credited service and the present value of accumulated benefits are shown under “Pension Benefits” above. The table below shows the pension benefits that would have become payable if Mr. Strazik had died, become disabled, voluntarily terminated, or retired on December 31, 2024. The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

Name	Lump Sum Upon Death ($)(1)	Annual Benefit Upon Death ($)(2)	Annual Benefit Upon Disability ($)(3)	Annual benefit Upon Voluntary Termination ($)(4)	Annual Benefit Upon Retirement ($)(5)
Scott Strazik	1,673,170	204,605	659,800	84,921	N/A
(1)Lump sum payable to the surviving spouse after death. Because Mr. Strazik has more than 15 years of service, the Supplementary Pension benefit is payable in a lump sum based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if Mr. Strazik had retired at age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.
(2)The annual amount is payable for the life of the surviving spouse as the Pension Plan benefit, except that a portion may be payable in 10 annual installments as the Executive Retirement Benefit. Mr. Strazik’s beneficiaries may receive the following Executive Retirement Benefit: 10 equal annual installments of the accrued benefit, reduced by up to 25% for commencement before attaining age 65. Under the Pension Plan, because Mr. Strazik has more than 15 years of service, the benefit is payable either as an annuity, starting when he would have reached age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit.

(3)The annual amount includes the 50% joint and survivor annuity as the Pension Plan and Supplementary Pension benefits, except that a portion may be payable in 10 annual installment payments as the Executive Retirement Benefit, in each case commencing after disability. In the event a disability occurs before age 60, Mr. Strazik, having more than 15 years of service, may receive an annuity payment of accrued Pension and Supplementary Pension benefits, and 10 equal annual installments of his Executive Retirement Benefit.
(4)The annual amount includes the 50% joint and survivor annuity payable at age 60 under the Pension Plan; this does not include any payments under the Supplementary Pension Plan (either the Supplementary Pension benefit or the Executive Retirement Benefit) because they are forfeited upon voluntary termination before age 60.
(5)Not eligible to retire.
Potential Termination Payments (Life Insurance Benefits)
For a description of the supplemental life insurance plans that provide coverage to Mr. Strazik, see “Summary Compensation Table—Life Insurance Premiums” above. If he had died on December 31, 2024, the survivors of Mr. Strazik would have received the following under these arrangements.

Name	Death Benefit ($)(1)
Scott Strazik	6,968,569
(1)In addition, premiums would continue to be paid in the event of a disability for Executive Life, until the later of age 60 or 15 years in the plan, and under Leadership Life, until the later of age 65 or 10 years in the plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The table below presents information regarding equity compensation plans under which our common stock may be issued to employees and non-employees as compensation as of December 31, 2024.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	6,820,667	$131.16(2)	23,024,315
Equity compensation plans not approved by security holders	—	—	—
Total	6,820,667		23,024,315
(1)In connection with the Spin-Off, we adopted the GE Vernova Inc. 2024 Long-Term Incentive Plan, the GE Vernova Mirror 2022 Long-Term Incentive Plan, and the GE Vernova Mirror 2007 Long-Term Incentive Plan, which plans became effective as of the Spin-Off.
(2)The exercise price of options to indicate that the weighted-average exercise price of outstanding options, warrants and rights do not include RSUs and PSU, which do not have an exercise price

We Have a Pre-Approval Process for all Audit or Non-Audit Services
The Audit Committee has adopted policies and procedures for pre-approving all audit or non-audit services that Deloitte provides to us. Specifically regarding non-audit services, the Audit Committee pre-approves the use of Deloitte for specific types of services within the categories of merger and acquisition services; employee benefit plan audits; agreed-upon procedures, accounting consultations, and internal control-related services; tax compliance and consultation services; certain business advisory services; and other permissible services. The Audit Committee sets a specific annual limit on the amount of non-audit services that the Company can obtain from Deloitte. Management is also required to obtain specific pre-approval from the Audit Committee for any single engagement over $750,000. The Audit Committee Chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee and presents these decisions to the full committee at its next regularly scheduled meeting.
Principal Accountant Fees and Services
Deloitte audited our consolidated and combined financial statements for the year ended December 31, 2024 and has been our independent auditor since 2022. Fees billed for professional services rendered by Deloitte for the fiscal year ended December 31, 2024 are as set forth in the table below. For the year ended December 31, 2023, we did not pay any fees for professional services to Deloitte. Prior to the Spin-Off, GE paid all audit, audit related, tax or other fees related to GE Vernova’s businesses. The services presented in the table below for the year ended December 31, 2024 were approved by our Audit Committee.

Types of fees (in millions)	2024
Audit Fees(1)	$28.9
Audit-Related Fees(2)	$2.9
Tax Fees(3)	$0.3
All Other Fees(4)	$0.1

(1)Audit fees consist of fees for professional services rendered in connection with the audit of our annual financial statements, review of our quarterly financial statements, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)Audit-Related Fees consists of fees for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under “Audit Fees” above, including: (1) comfort letters and consents related to SEC filings, (2) employee benefit plan audits, and (3) special attestation reports.
(3)Tax fees consist of fees for professional services for tax compliance, tax advice, and tax planning. These tax services include preparation of original and amended tax returns and claims for refund, transfer pricing studies, and tax planning and advisory services.
(4)All Other Fees consist of fees for products and services provided by Deloitte, other than the services reported under “Audit Fees,” Audit-Related Fees,” or “Tax Fees” above.

STOCK OWNERSHIP INFORMATION

DIRECTORS AND OFFICERS
The following table sets forth information with respect to the beneficial ownership of our shares of our common stock as of March 3, 2025, by: (i) each of our current directors and nominees; (ii) each of our NEOs; and (iii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. No shares are pledged as security by the named person. Unless otherwise indicated, the address of each beneficial owner listed is c/o GE Vernova Inc., 58 Charles Street, Cambridge, Massachusetts 02141.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Shares Underlying RSUs and Options(2)	Total Shares Beneficially Owned(3)	Percent of Outstanding Shares
Named Executive Officers and Directors:
Scott Strazik(4)	85,766	242,666	328,432	*
Ken Parks	10,890	3,602	14,492	*
Rachel Gonzalez	1,753	15,508	17,261	*
Mavi Zingoni	18,803	2,573	21,376	*
Jessica Uhl	2,015	3,859	5,874	*
Steven Angel(5), (9)	2,764	0	2,764	*
Nicholas K. Akins(6), (9)	18	0	18	*
Arnold W. Donald(9)	0	0	0	*
Matthew Harris(7), (9)	695	0	695	*
Jesus Malave(9)	18	0	18	*
Martina Hund-Mejean(9)	213	0	213	*
Paula Rosput Reynolds(8), (9)	1,524	0	1,524	*
Kim K.W. Rucker(9)	0	0	0	*
All executive officers and directors as a group (15 persons)(10)	134,180	281,858	416,038	*
*    Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)Shares Beneficially Owned. This column shows beneficial ownership of our shares of common stock that are issued and outstanding.
(2)Shares Underlying RSUs and Options. This column includes shares that may be acquired within 60 days pursuant to the vesting of RSUs and/or stock options that are currently exercisable or will become exercisable within 60 days.
(3)Total Shares Beneficially Owned. This column includes the sum of the amounts listed in the Shares Beneficially Owned and the Shares Underlying RSUs and Options columns.
(4)Includes 2,373 shares held in a 401(k) plan of which Mr. Strazik is the beneficiary and 1,297 shares held in a 401(k) plan of which Mr. Strazik’s spouse is the beneficiary.
(5)Includes 303 shares held in a trust and 1,177 shares in an individual retirement account over which Mr. Angel exercises voting and investment control.
(6)Includes 10 shares held in a trust over which Mr. Akins’s spouse exercises voting and investment control and 1 share held in a trust over which Mr. Akins exercises voting and investment control.
(7)Includes 695 shares held in entities of which Mr. Harris is the direct or indirect beneficiary.
(8)Includes 106 shares held by Ms. Rosput Reynolds’s spouse and 28 shares held in an investment retirement account over which Ms. Rosput Reynold’s spouse exercises voting and investment control.

(9)Each of our non-employee directors was granted an annual equity award of RSUs on May 16, 2024, which award vests in full at the Annual Meeting. Each director elected to defer the award. Deferred equity grants are payable in shares of Company stock to the director 30 days following cessation of Board service. Accordingly, the shares of stock underlying those RSUs awards are not (and if vested, would not be) included in this table. See the Director Compensation Table on page 16 for the number of RSUs each director was granted.
(10)In addition to the NEOs and directors included in this table, two other executive officers were members of this group as of March 3, 2025.
PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of March 3, 2025, by each person or entity who GE Vernova Inc. knows to beneficially own 5% or more of our outstanding shares of common stock.

Principal Stockholders	Amount and Nature of Beneficial Ownership	Percentage of Class
5% Stockholders:
FMR LLC(1) 245 Summer Street Boston, MA 02210	24,012,018	8.7%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	23,958,951	8.7%
BlackRock, Inc.(3) 50 Hudson Yard, New York, NY 10001	17,964,644	6.5%
Capital International Investors(4) 333 S. Hope St., 55 FL., Los Angeles, CA 90071	15,350,636	5.6%
(1)Based on the Schedule 13G filed with the SEC on November 12, 2024, by FMR LLC and Abigail P. Johnson. FMR LLC reported that it had sole voting power over 21,688,446 shares and sole dispositive power over 24,012,018 shares of GE Vernova common stock. Abigail P. Johnson reported that she has sole dispositive power over 24,012,018 shares of GE Vernova common stock.
(2)Based on Amendment No. 1 to Schedule 13G filed with the SEC on January 30, 2025, by The Vanguard Group. The Vanguard Group reported that it had shared voting power over 320,699 shares, sole dispositive power over 22,772,579 shares, and shared dispositive power over 1,186,372 shares of GE Vernova common stock.
(3)Based on the Schedule 13G filed with the SEC on November 8, 2024 by BlackRock, Inc. and certain subsidiaries (BlackRock). BlackRock reported that it had sole voting power over 16,091,740 shares and sole dispositive power over 17,964,644 shares of GE Vernova common stock.
(4)Based on the Schedule 13G filed with the SEC on February 14, 2025, by Capital International Investors. Capital International Investors reported that it had sole voting power over 15,332,579 shares and sole dispositive power over 15,350,636 shares of GE Vernova common stock.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires that our officers, directors and 10% stockholders file reports of ownership and changes of ownership of our common stock with the SEC. Based on a review of copies of these reports provided to us and written representations from officers and directors, we believe that all filing requirements of Section 16(a) were satisfied on a timely basis during 2024.